Exhibit 99.1
CELESTICA INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2018

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) should be read in conjunction with our 2017 audited consolidated financial statements, and our March 31, 2018 unaudited interim condensed consolidated financial statements, which we prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). We adopted new accounting standards effective January 1, 2018 and have restated the required prior period comparatives. See “Overview — Recent developments — Adoption of new IFRS standards” below. Unless otherwise noted, all dollar amounts are expressed in U.S. dollars. The information in this discussion is provided as of April 26, 2018 unless we indicate otherwise.

Certain statements contained in this MD&A constitute forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (U.S. Exchange Act), and contain forward-looking information within the meaning of Canadian securities laws. Such forward-looking information includes, without limitation, statements related to: our future growth, including in our Advanced Technology Solutions (ATS) businesses; trends in the electronics manufacturing services (EMS) industry; our anticipated financial and/or operational results (including our anticipated non-IFRS operating margin performance during the second half of 2018, and our anticipated non-IFRS annual adjusted effective tax rate for 2018); anticipated benefits from our cost efficiency initiative and anticipated increases in ATS segment revenue in the second half of 2018; our diversification plans (and potential hindrances thereto); the impact of acquisitions and program wins or losses on our liquidity, financial results and working capital requirements; anticipated expenses, restructuring actions and charges, capital expenditures and other anticipated working capital requirements, including the anticipated amounts, timing and funding thereof; the anticipated repatriation of undistributed earnings from foreign subsidiaries; the impact of tax and litigation outcomes; our cash flows, financial targets and current priorities; intended investments in our business; changes in our revenue mix; our ability to diversify and grow our customer base and develop new capabilities; the expected impact of the acquisition of Atrenne Integrated Solutions, Inc. (Atrenne) on our position in the aerospace and defense and industrial markets; the effect of the pace of technological changes, customer outsourcing and program transfers, and the global economic environment on customer demand; the impact of increased competition, pricing and margin pressures, demand volatility, and materials constraints on our financial results, and the expected continuation of such adverse market conditions in our Connectivity & Cloud Solutions (CCS) segment; raw materials prices; our intention to settle outstanding equity awards with subordinate voting shares; our intended method of funding repurchases of subordinate voting shares under our normal course issuer bid (NCIB); the expected timing of the collection of outstanding solar accounts receivable and the possibility of future write-downs on unrecovered amounts from such solar receivables; the impact of outstanding indebtedness under our credit facility on our liquidity, future operations and financial condition; the timing and terms of the sale of our real property in Toronto and related transactions, including the expected lease of our new corporate headquarters (collectively, the Toronto Real Property Transactions); the costs, timing and execution of relocating our existing Toronto manufacturing operations and the anticipated temporary relocation of our corporate headquarters while space in a new office building is under construction; the anticipated impact of the recent U.S. tax reform on our operations and our global tax rate; the anticipated impact of any new significant tariffs on items imported from China or other countries into the U.S. on our operations; our expectations with respect to future pioneer incentives for limited portions of our Malaysian business; the impact of new wins, recent program transfers, and acquisitions; the timing of transition activities related to newly-issued accounting standards; the impact of longer-term contracts; our expectations with respect to increasing fulfillment services offered to customers; the potential use of cash, securities issuances and likely increase in third-party indebtedness to fund our operations or acquisitions, the potential adverse impacts of such uses and/or increase on our liquidity, subordinate voting share price, debt leverage, agency ratings, business and/or operations, and the potential impact of Britain's intention to leave the European Union (Brexit) and/or policies or legislation proposed or instituted by the current administration in the U.S. on the economy, financial markets, currency exchange rates and our business. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “continues”, “project”, “potential”, “possible”, “contemplate”, “seek”, or similar expressions, or may employ such future or conditional verbs as “may”, “might”, “will”, “could”, “should” or “would”, or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws.

Forward-looking statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from conclusions, forecasts or projections expressed in such forward-looking statements, including, among others, risks related to: our customers’ ability to compete and succeed in the marketplace with the services we provide and the products we manufacture; customer and segment concentration and the challenges of diversifying our customer base and replacing revenue from completed or lost programs or customer disengagements, which could be driven by a number of factors, including but not limited to operating performance, supply base consolidation, or our ability to achieve acceptable financial returns; changes in our mix of customers and/or the types of products or services we provide; higher concentration of fulfillment services and/or other lower margin programs impacting gross profit; price, margin pressures, including from customer re-negotiations, and other competitive factors generally affecting, and the highly competitive nature of, the EMS industry; price and other competitive factors affecting our CCS businesses; responding to changes in demand, rapidly evolving and changing technologies, and changes in our customers’ business and outsourcing strategies, including the insourcing of programs; customer, competitor and/or supplier consolidation; integrating any acquisitions or strategic transactions (including “operate-in-place” arrangements); retaining or expanding our business due to execution issues relating to the ramping of new and existing programs or new offerings; our having sufficient financial resources and working capital to fund currently anticipated financial obligations and to pursue desirable business opportunities, and potential negative impacts on our liquidity, financial condition and/or results of operations resulting from significant uses of cash and/or any future securities issuances or increased third-party indebtedness for acquisitions or to otherwise fund our operations; delays in the delivery and availability of components, services and materials, including from suppliers upon which we are dependent for certain components; our restructuring actions, including achieving the anticipated benefits therefrom, and the potential negative impact of transitions resulting from our restructuring actions on our operations; the incurrence of future impairment charges or other write-downs of assets; managing our operations, growth initiatives, and our working capital performance during uncertain market and economic conditions; disruptions to our operations, or those of our customers, component suppliers and/or logistics partners, including as a result of global or local events outside of our control (including as a result of Brexit and/or policies or legislation proposed or instituted by the current U.S. administration, including the impact of the recent U.S. tax reform and/or any new significant U.S. tariffs on items imported from China or other countries into the U.S. on our operations, or those of our customers, component suppliers and/or logistics partners); the expansion or consolidation of our operations; recruiting or retaining skilled talent; changes to our operating model; changing commodity, material and component costs as well as labor costs and conditions; defects or deficiencies in our products, services or designs; non-performance by counterparties, including our former solar supplier from whom we have accounts receivable outstanding; our financial exposure to foreign currency volatility, including fluctuations that may result from Brexit and/or policies or legislation proposed or instituted by the current U.S. administration; managing our global operations and supply chain; our ability to successfully integrate the Atrenne acquisition, to further develop our capabilities in the aerospace and defense market or otherwise expand our portfolio of solutions, and achieve the other expected benefits from the acquisition; our dependence on industries affected by rapid technological change; any failure to adequately protect our intellectual property or intellectual property of others; increasing income and other taxes, tax audits, and challenges of defending our tax positions, and obtaining, renewing or meeting the conditions of tax incentives and credits; the potential that conditions to closing the Toronto Real Property Transactions may not be satisfied on a timely basis or at all; the costs, timing and/or execution of relocating our existing Toronto manufacturing operations and/or corporate headquarters proving to be other than anticipated; computer viruses, malware, hacking attempts or outages that may disrupt our operations; the variability of revenue and operating results; compliance with applicable laws, regulations, government grants and social responsibility initiatives; and current or future litigation, governmental actions, and/or changes in legislation. The foregoing and other material risks and uncertainties are discussed in our public filings at www.sedar.com and www.sec.gov, including in this MD&A, our most recent Annual Report on Form 20-F filed with, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission, and as applicable, the Canadian Securities Administrators.

Our forward-looking statements are based on various assumptions, many of which involve factors that are beyond our control. Our material assumptions include those related to the following: production schedules from our customers, which generally range from 30 to 90 days and can fluctuate significantly in terms of volume and mix of products or services; the timing and execution of, and investments associated with, ramping new business (including new business associated with acquisitions); the successful pursuit, completion and integration of acquisitions; the success in the marketplace of our customers’ products; the pace of change in our traditional businesses (CCS segment) and our ability to retain programs and customers; the stability of general economic and market conditions, currency exchange rates, and interest rates; our pricing, the competitive environment and contract terms and conditions; supplier performance, pricing and terms; compliance by third parties with their contractual obligations, the accuracy of their representations and warranties, and the performance of their covenants; the costs and availability of components, materials, services, plant and capital equipment, labor, energy and transportation; operational and financial matters including the extent, timing and costs of replacing revenue from completed or lost programs, or customer disengagements; technological developments; that the impact of the recent U.S. tax reform on our operations will be as we currently anticipate; our ability to recover accounts receivable outstanding from a former solar supplier; the timing, execution and effect of restructuring actions; our having sufficient financial resources and working capital to fund currently anticipated financial obligations and to pursue desirable business opportunities; our ability to diversify our customer base and develop new capabilities; the availability of cash resources for repurchases of outstanding subordinate voting shares under our current NCIB; compliance with applicable laws and regulations pertaining to NCIBs; and that we are able to successfully integrate Atrenne, further develop our capabilities in the aerospace and defense market, expand our portfolio of solutions, and achieve the other expected benefits from the acquisition. While management believes these assumptions to be reasonable under the current circumstances, they may prove to be inaccurate. Forward-looking statements speak only as of the date on which they are made, and we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Overview

What Celestica does:

We deliver innovative supply chain solutions globally to customers in two operating and reportable segments: Advanced Technology Solutions (ATS) and Connectivity & Cloud Solutions (CCS). Our ATS segment consists of our ATS end market, and is comprised of our aerospace and defense, industrial, smart energy, healthtech, semiconductor capital equipment, and consumer businesses. Our CCS segment consists of our Communications and Enterprise end markets, and is comprised of our enterprise communications, telecommunications, servers and storage businesses. All period percentages and financial information herein reflect the current presentation. See “Recent developments” below for a discussion of the recent reorganization of our end markets and the division of our business into two operating and reportable segments. Additional information regarding our reportable segments is included in note 4 to our unaudited interim condensed consolidated financial statements for the period ended March 31, 2018 (Q1 2018 Interim Financial Statements), filed at www.sedar.com and furnished on Form 6-K at www.sec.gov.

We believe our services and solutions create value for our customers by accelerating their time-to-market, and by providing higher quality, lower cost and reduced cycle times in our customers’ supply chains as compared to their insourcing of these activities. We believe this results in lower total cost of ownership, greater flexibility, higher return on invested capital and improved competitive advantage for our customers in their respective markets.

Our global headquarters is located in Toronto, Canada. We operate a network of sites in various geographies with specialized end-to-end supply chain capabilities tailored to meet specific market and customer product lifecycle requirements. In an effort to drive speed, quality and flexibility for our customers, we execute our business in sites and centers of excellence strategically located in North America, Europe and Asia.

We offer a comprehensive range of product manufacturing and related supply chain services to customers in both of our segments, including design and development (such as our Joint Design and Manufacturing (JDM) offering, which consists of developing design solutions in collaboration with customers, as well as managing aspects of the supply chain and manufacturing), new product introduction, engineering services, component sourcing, electronics manufacturing and assembly, testing, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics and after-market repair and return services. These end-to-end product lifecycle solutions support customers in the communications, enterprise, aerospace and defense, industrial, smart energy, healthtech, semiconductor capital equipment, and consumer markets.

Revenue from our ATS segment currently represents approximately one-third of our aggregate revenue but generates over one-half of our total segment income. Products and services in this segment are extensive and are often more regulated than in our CCS segment, and can include the following: government-certified and highly-specialized manufacturing, electronic and enclosure-related services for aerospace and defense-related customers; high-precision equipment and integrated subsystems used in the manufacture of semiconductors; a wide range of industrial automation, controls, test and measurement devices; advanced solutions for surgical instruments, diagnostic imaging and patient monitoring; and efficiency products to help manage and monitor the energy and power industries. Our ATS segment businesses typically have a higher margin profile and longer product life cycles than the businesses in our CCS segment. Revenue from our CCS segment currently represents approximately two-thirds of our aggregate revenue and generates less than one-half of our total segment income. Products and services in this segment consist predominantly of enterprise-level data communications and information processing infrastructure products, and can include routers, switches, servers and storage-related products used by a wide range of businesses and cloud-based service providers to manage digital connectivity, commerce and social media applications. Our CCS segment businesses typically have a lower margin profile at higher volumes than the businesses in our ATS segment, and have been impacted in recent periods (and continue to be impacted) by aggressive pricing, rapid shifts in technology, model obsolescence and the commoditization of certain products.

To increase the value we deliver to our customers, we continue to make investments in people, value-added service offerings, new capabilities, capacity, technology, IT systems, software and tools. We continuously work to improve our productivity, quality, delivery performance and flexibility in our efforts to be recognized as a leading company in the EMS industry. In connection therewith, we have recently completed our Global Business Services (GBS) initiative, which was focused on integrating, standardizing and optimizing our end-to-end business processes, and our Organizational Design (OD) initiative, which involved redesigning our organizational structure, with the goal of increasing the overall effectiveness of our organization by improving internal alignment, reducing complexity and increasing our speed to outcome. We have invested in automation and the connected factory to streamline our processes and reduce costs. Our current cost efficiency initiative, and related anticipated restructuring actions, is also intended to further streamline our business, increase operational efficiencies and improve our productivity.

A key focus for us is to grow our ATS segment (which constituted 32% of total revenue in 2017) in order to reduce revenue concentration in our CCS segment (which constituted 68% of total revenue in 2017). Our current priorities include (i) growing and diversifying our customer and product portfolios to help achieve longer-term consistency, increasing our revenue and improving operating margins, (ii) increasing the contribution from our ATS segment to our overall profitability, while continuing to invest in capabilities and targeted markets, (iii) generating strong annual free cash flow and adjusted return on invested capital (“adjusted ROIC”) and (iv) continuing to improve our execution by focusing on increased productivity and simplification throughout our organization. We believe that continued investments in these areas support our long-term growth strategy, and will strengthen our competitive position, enhance customer satisfaction, and increase long-term shareholder value. Operating margin, adjusted ROIC and free cash flow are non-IFRS measures without standardized meanings and may not be comparable to similar measures presented by other companies. See “Non-IFRS measures” below for a discussion of the non-IFRS measures included herein, and a reconciliation of our non-IFRS measures to the most directly comparable IFRS measures.

We believe that profitable revenue growth depends significantly on increasing sales and capabilities in our ATS segment, as well as increasing sales, and expanding the range of services we provide, to existing customers in all of our businesses. Accordingly, we will continue to focus on investing organically and through acquisitions to expand our offerings of higher-value added services, including design and development, engineering, and after-market services. Our CCS segment generally experiences a high degree of volatility in terms of revenue and product/service mix, as well as recent negative pricing pressures, and we expect these conditions to continue throughout 2018. To help grow our overall revenue and to offset these market factors, we are pursuing new customers and acquisition opportunities in our ATS segment to expand our end market penetration, to diversify our end market mix, and to enhance and add new technologies and capabilities to our offerings. In support of our expansion efforts, we have executed “operate-in-place” outsourcing agreements in 2015 and 2017 with existing aerospace and defense customers, pursuant to which we provide manufacturing and after-market repair services for specific product lines at such customers' sites. Under such arrangements, we also assumed the workforce assigned to the relevant operations and purchased the required inventory. In addition, we expanded our capabilities in the aerospace and defense market with our November 2016 acquisition of Karel (defined below), and anticipate further expansion of our aerospace and defense and industrial capabilities with our acquisition of Atrenne, which we completed on April 4, 2018 (see “Recent developments” below).

Overview of business environment:

The EMS industry is highly competitive, with multiple global EMS providers competing for customers and programs. Although the industry is characterized by a large revenue base and new business opportunities, demand can be volatile from period to period, and aggressive pricing is a common business dynamic, particularly in our CCS segment. Capacity utilization, customer mix and the types of products and services we provide are important factors affecting our financial performance. The number of sites, the location of qualified personnel, the manufacturing capacity, and the mix of business through that capacity are vital considerations for EMS providers in terms of supporting their customers and generating appropriate returns. Because the EMS industry is working capital intensive, we believe that adjusted ROIC (discussed in “Non-IFRS measures” below), which is primarily based on non-IFRS operating earnings and investments in working capital and equipment, is an important metric for measuring an EMS provider’s financial performance.

EMS companies provide a range of services to a variety of customers and end markets. However, demand patterns are volatile, particularly in our CCS segment, making customer and CCS segment revenue and mix, and overall profitability difficult to forecast. Product lifecycles in the markets we serve, production lead times required by our customers, rapid shifts in technology, model obsolescence, commoditization of certain products, the emergence of new business models (including Infrastructure as a Service (IaaS), Platform as a Service (PaaS), and Software as a Service (SaaS)), shifting patterns of demand, such as the shift from traditional network infrastructures to highly virtualized and cloud-based environments, the prevalence of solid state or flash memory technology as a replacement for hard disk drives, as well as the proliferation of software-defined technologies enabling the disaggregation of software and hardware, increased competition, oversupply of products, pricing pressures, and the volatility of the economy all contribute to the complexity of managing our operations and fluctuations in our financial results. For example, declines in demand for customer-specific proprietary systems in favor of open systems with standardized technologies has had, and is expected to continue to have, an adverse impact on our CCS segment customers, and consequently, our business.

In addition, uncertainty in the global economy and financial markets may impact current and future demand for our customers' products and services, and consequently, our operations. We continue to monitor the dynamics and impacts of the global economic and financial environment and work to manage our priorities, costs and resources to anticipate and prepare for any changes we deem necessary.

External factors that could impact the EMS industry and our business include natural disasters and related disruptions, political instability, terrorism, armed conflict, labor or social unrest, criminal activity, disease or illness that affects local, national or international economies, unusually adverse weather conditions, and other risks present in the jurisdictions in which we, our customers, our suppliers, and/or our logistics partners operate. These types of events could disrupt operations at one or more of our sites or those of our customers, component suppliers and/or our logistics partners. These events could lead to higher costs or supply shortages or may disrupt the delivery of components to us, or our ability to provide finished products or services to our customers, any of which could adversely affect our operating results. We carry insurance to cover damage to our sites and interruptions to our operations, including those that may occur as a result of natural disasters, such as flooding and earthquakes, or other events. Our insurance policies, however, are subject to deductibles, coverage limitations and exclusions, and may not provide adequate coverage should such events occur. Uncertainties resulting from Brexit, policies or legislation proposed or instituted by the current administration in the U.S., and/or increased tensions with North Korea, Russia and other countries, may adversely affect our business, results of operations and financial condition. Given the lack of comparable precedent, it is unclear what financial, trade and legal implications the withdrawal of the United Kingdom from the European Union will have and how such withdrawal will affect us, our customers and their demand for our services. In addition, the current U.S. administration has created uncertainty with respect to, among other things, existing and proposed trade agreements (including the status of the North American Free Trade Agreement (NAFTA)), free trade generally, and potentially significant increases on tariffs on goods imported into the U.S., particularly from China, Mexico and Canada. To the extent these tariffs are implemented, we anticipate negative impacts on our business. We currently ship a significant portion of our CCS segment worldwide production to customers in the U.S. from other countries. Changes to U.S. laws or policies may impact the pace of outsourcing by U.S. customers in the future, including the possibility of such customers' insourcing programs that were previously outsourced (including to companies like ours), or the possibility of transferring manufacturing to different locations within our global network. It is unknown at this time to what extent new legislation, or pending or new regulatory proposals will be adopted in the U.S., if any, or the effect that such adoption may have on our business, including the full extent of the impact of recent U.S. tax reform (discussed in “Income Taxes” below) and the potential tariff increases discussed above. However, changes in U.S. social, political, regulatory and economic conditions or in laws and policies governing foreign trade, taxation, manufacturing, clean energy, the healthcare industry, development and investment in the jurisdictions in which we, and/or our customers or suppliers operate, could materially adversely affect our business, results of operations and financial condition.

We have significant suppliers that are important to our sourcing activities. If a key supplier (or any company within such supplier's supply chain) experiences financial or other difficulties, this may affect its ability to supply us with materials, components or services, which could halt or delay the production of a customer's products, and/or have a material adverse impact on our operations, financial results and customer relationships. We continue to experience materials constraints from certain suppliers in both our segments, due in part to industry-wide shortages for certain electronic components. These shortages caused delays in the production of customer products, and required us to carry higher than expected levels of inventory in the first quarter of 2018. We expect these materials constraints and adverse impacts to continue until the supply environment improves.

Our ability to collect our accounts receivable and achieve future sales depends, in part, on the financial strength of our customers. If any of our customers have insufficient liquidity, we could encounter significant delays or defaults in payments owed to us by such customers, or we may extend our payment terms, which could adversely impact our short-term cash flows, financial condition and/or operating results. From time to time, we have extended the payment terms applicable to certain customers, which has adversely impacted our working capital requirements, and increased our financial exposure and credit risk. In addition, customer financial difficulties or changes in demand for our customers' products may result in order cancellations and higher than expected levels of inventory, which could in turn have a material adverse impact on our operating results and working capital performance. We may not be able to return or re-sell this inventory, or we may be required to hold the inventory for a period of time, any of which may result in our having to record additional reserves for the inventory. We also may be unable to recover all of the amounts owed to us by a customer, including amounts to cover unused inventory or capital investments we incurred to support that customer's business. Furthermore, if a customer bankruptcy occurs, our profitability may be adversely impacted by our failure to collect our accounts receivable in excess of our estimated allowance for uncollectible accounts or amounts insured (which occurred with respect to one of our solar customers during 2017, whose bankruptcy caused us to record accounts receivable provisions, discussed below). Additionally, our future revenues could be reduced by the loss of a customer due to bankruptcy. Our failure to collect accounts receivable and/or the loss of one or more major customers could have an adverse effect on our operating results, financial position and cash flows. We cannot reliably determine if and to what extent customers or suppliers may have financial and other difficulties, whether we will be required to adjust our prices or the amount we pay for materials and components, or face collection issues with customers, or if customer or supplier bankruptcies will occur. In connection with our exit from the solar panel manufacturing business, we incurred significant charges to write down the carrying values of our solar panel manufacturing equipment, inventories and accounts receivable during 2016 and 2017. If we are unable to collect the current carrying value of our remaining solar accounts receivable ($4.7 million as of April 20, 2018), we will incur additional asset write downs in future periods. See “Recent developments” below for further details.

Our business, particularly in our CCS segment, is also affected by customers who may shift production between EMS providers (including shifts to our competitors) for a number of reasons, including pricing concessions, more favorable terms and conditions, their preference or need to consolidate their supply chain capacity or the number of supply chain partners, tax benefits, new trade policies or legislation, or consolidation among customers. Customers may also choose to increase the amount of business they outsource, insource previously outsourced business, or change the concentration or location of their EMS suppliers to better manage their supply continuity risk. These customer decisions may impact, among other items, our revenue and margins, the need for future restructuring, the level of capital expenditures and our cash flows.

While the demand environment remains volatile, driven largely by technology shifts and increased competition in our CCS segment, we remain committed to making investments we believe are required to support our long-term objectives and to create shareholder value. These efforts include a focus on the diversification of our customer mix and product portfolios to address changing needs, including a larger emphasis on fulfillment and after-market services, as well as broadening our ATS segment capabilities, including expanding our aerospace and defense, healthtech, smart energy, and industrial offerings, and continuing to expand the breadth of our JDM offerings in the areas of network switching and converged storage and servers. The costs of investments that we deem desirable may be prohibitive, however, and therefore prevent us from achieving these diversification objectives. In addition, the ramping activities associated with investments that we do make may be significant and could negatively impact our margins in the short and medium term. Simultaneously, we intend to continue to manage our costs and resources to maximize our efficiency and productivity.

To reduce our reliance on any one customer or segment (including the concentration of our revenues with CCS segment customers), we continue to target new customers and services, including through our efforts to expand our ATS segment. As we expand our business and open new sites, we may encounter difficulties that result in higher than expected costs associated with such activities. Potential difficulties related to such activities include our ability: to manage growth effectively; to maintain existing business relationships during periods of transition; to anticipate disruptions in our operations that may impact our ability to deliver to customers on time, produce quality products and ensure overall customer satisfaction; and to respond rapidly to changes in customer demand or volumes. We may also encounter difficulties in ramping and executing new programs. We may require significant investments in additional capabilities and increased working capital to support these new programs, including those associated with business acquisitions, and may generate lower margins or losses during and/or following the ramp period. There can be no assurance that our increased investments will benefit our financial performance or result in business growth. As we pursue opportunities in new markets or technologies, we may encounter challenges due to our limited knowledge or experience in these areas. In addition, the success of new business models or programs depends on a number of factors including: understanding the new business or markets; timely and successful product development; market acceptance; the effective management of purchase commitments and inventory levels in line with anticipated demand; the development or acquisition of appropriate intellectual property and capital investments, to the extent required; the availability of materials in adequate quantities and at appropriate costs to meet anticipated demand; and the risk that new offerings may have quality or other defects in the early stages of introduction. Any of these factors could prevent us from realizing the anticipated benefits of growth in new markets or technologies, which could materially adversely affect our business and operating results. See “Recent developments” below for a discussion of our exit from the solar panel manufacturing business.

Recent developments:

Completion of Atrenne Acquisition to expand our ATS segment:

On April 4, 2018, we completed the acquisition of Atrenne, a U.S. - based designer and manufacturer of ruggedized electromechanical solutions. This acquisition is intended to expand our capabilities, improve our diversification, and bolster our leadership position within the aerospace and defense market. Atrenne's capabilities include connectors, machining, and the thermal and mechanical design and manufacture of ruggedized chassis and enclosures, primarily for military and commercial aerospace applications. We also believe that Atrenne's capabilities in the design and manufacture of value-added mechanical solutions will expand our service offerings for industrial customers. We purchased Atrenne for approximately $143 million, including an estimated working capital adjustment of $3.8 million (which is subject to finalization), which we funded with borrowings under the revolving portion of our credit facility.

Segment Reorganization:

During the first quarter of 2018, we completed a reorganization of our reporting structure, including our sales, operations and management systems, into two operating and reportable segments: ATS and CCS. Prior to this reorganization, we operated in one reportable segment (Electronic Manufacturing Services), which was comprised of multiple end markets (ATS, Communications and Enterprise during 2017). The change in operating and reportable segments was a result of modifications to our organizational and internal management structure which were initiated in 2017 to streamline business operations and improve profitability and competitiveness, and were completed in early 2018. As a result of these modifications, and commencing in the first quarter of 2018, our Chief Executive Officer (CEO), who is our chief operating decision maker, now reviews segment revenue, segment income and segment margin to assess performance and make decisions about resource allocation. These measures are defined in “Operating Results — Segment income and margin” below. Our prior period financial information has been reclassified to reflect the reorganized segment structure and to conform to the current presentation. The foregoing changes have no impact on our historical consolidated financial position, results of operations or cash flows as previously reported. Additional information regarding our reportable segments is included in note 4 to our Q1 2018 Interim Financial Statements.

Our ATS segment consists of our ATS end market, and is comprised of our aerospace and defense, industrial, smart energy, healthtech, semiconductor capital equipment, and consumer businesses. Our CCS segment consists of our Communications and Enterprise end markets, and is comprised of our enterprise communications, telecommunications, servers and storage businesses. See “Overview — What Celestica Does” above for a description of the products, services and characteristics of each of our ATS and CCS segments.

The competitive landscape in our CCS segment remains aggressive, as demand growth continues to move from traditional enterprise network infrastructure providers to cloud-based service providers, resulting in aggressive bidding from EMS providers and increased competition from original design manufacturers as they further penetrate these markets. In addition, although we offer a broad range of services to our CCS customers, we continued to experience a shift in the mix of our programs, in particular, growth in our lower-margin fulfillment services, in the first quarter of 2018. This shift in mix, combined with the pricing pressures described above, demand volatility, and investments we have made to grow our higher-value added after-market services, resulted in lower revenue and margins in our CCS segment during the first quarter of 2018 than in the prior-year period. See “Operating Results” below. As a result of the high concentration of our business in the CCS marketplace, we expect continued competitive pressures, aggressive pricing and technology-driven demand shifts, as well as certain materials constraints, to continue to negatively impact our CCS businesses and overall profitability in future periods.

Adoption of new IFRS standards:

We adopted IFRS 15, Revenue from Contracts with Customers, effective January 1, 2018. We elected to apply the retrospective approach, and as a result, have restated each of the required comparative reporting periods presented herein (restatement of our 2016 quarterly results is not required) and in our Q1 2018 Interim Financial Statements. See “Recently adopted accounting standards” below and notes 2 and 3 to our Q1 2018 Interim Financial Statements for a discussion of the impact of the adoption of this standard on specified financial statement line items.

We also adopted IFRS 9, Financial Instruments, effective January 1, 2018. There was no significant impact on our Q1 2018 Interim Financial Statements (or our financial statements for the prior year period), or on our accounting policies from the adoption of this standard. See “Recently adopted accounting standards” below.

Toronto Real Property Update:

Assuming the timely satisfaction of various conditions, we currently anticipate the sale of our Toronto real property, which includes the site of our corporate headquarters and Toronto manufacturing operations, to close by the end of 2018, although further delays in the approval process may move the closing into early 2019. However, there can be no assurance that this transaction will be completed when anticipated, or at all. Any amounts we receive from the sale of our Toronto real property, if consummated, will be included in non-IFRS free cash flow in the period of receipt. See “Liquidity — Cash requirements” below for a discussion of our anticipated Toronto property sale and related transactions, and transition costs incurred in connection with the relocation of our Toronto manufacturing operations and the anticipated relocation of our corporate headquarters.

Restructuring Update:

As previously disclosed, we are implementing various restructuring actions under a cost efficiency initiative. We currently estimate that we will incur aggregate restructuring charges of between $50.0 million and $75.0 million in connection therewith, consisting primarily of cash charges. We have recorded $14.9 million in restructuring charges from the commencement of our cost efficiency initiative through the end of the first quarter of 2018, including the $6.9 million of restructuring charges recorded in the first quarter of 2018. We currently expect most of the restructuring charges under our cost efficiency initiative to be recorded in the second half of 2018 through mid-2019. We anticipate that our cost efficiency initiative, combined with benefits from anticipated increases in ATS segment revenue, will result in improved non-IFRS operating margin in the second half of 2018.

Share Repurchase Plan:

Since the commencement of our current NCIB (2017 NCIB) through March 31, 2018, we paid $55.0 million (including transaction fees) to repurchase and cancel 5.2 million subordinate voting shares at a weighted average price of $10.61 per share, including the $35.1 million (including transaction fees) to repurchase 3.3 million subordinate voting shares for cancellation during the first quarter of 2018. The maximum number of subordinate voting shares we are permitted to repurchase for cancellation under the 2017 NCIB will be reduced by the number of subordinate voting shares that we purchase in the open market during the term of the 2017 NCIB to satisfy delivery obligations under our stock-based compensation plans. We have repurchased 0.7 million subordinate voting shares during the term of the 2017 NCIB (0.4 million during the first quarter of 2018) for such purpose.

Senior Management Change:

As previously disclosed, Mr. Todd Cooper was appointed Chief Operations Officer, effective January 4, 2018, following the departure of Mr. Glen McIntosh at the end of 2017.

Solar Exit Update:

We made the decision in the fourth quarter of 2016 to exit the solar panel manufacturing business. As part of this exit, we terminated (prior to its scheduled expiration) a supply agreement with an Asia-based solar cell supplier under which we had made specific cash advances. Under this supply agreement, we also manufactured and sold completed solar panels to this supplier as a customer (discussed below). In connection with our exit from this business, we recorded significant write-downs in the carrying values of our solar panel manufacturing equipment and inventories during 2016 to then-recoverable amounts, and completed production of the final solar panels in the first quarter of 2017. During 2017, we incurred operating losses related to the wind-down of our solar panel manufacturing operations, and we recorded additional provisions of $0.9 million to further write down the carrying value of our remaining solar panel inventory (to reflect lower prices obtained in then-current purchase orders), a provision of $0.5 million to write down the carrying value of our solar accounts receivable (primarily as a result of a solar customer's bankruptcy) to recoverable amounts, and net impairment charges of $3.8 million (through restructuring) to further write down the carrying value of our solar panel manufacturing equipment (which was classified as assets held for sale) to its estimated fair value less costs to sell, based on executed sales agreements. In anticipation of the sale of such equipment, we terminated and settled our outstanding finance lease obligations pertaining to such solar equipment in full for $11.3 million (including fees and accrued interest) in the first quarter of 2018. Although we received full payment for such equipment in the first quarter of 2018, title will not transfer until the second quarter of 2018. In addition, as of March 31, 2018, we had $6.7 million of outstanding solar accounts receivable, all from the former solar supplier described above, $2 million of which was repaid in April 2018, with the remainder expected by the end of the second quarter of 2018. If we are unable to recover the outstanding amounts owed to us, we will incur additional asset write downs in future periods.

Summary of Q1 2018

Our Q1 2018 Interim Financial Statements have been prepared in accordance with IFRS as issued by the IASB and accounting policies we adopted in accordance with IFRS. The Q1 2018 Interim Financial Statements reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at March 31, 2018 and the financial performance, comprehensive income and cash flows for the three months ended March 31, 2018. See “Critical Accounting Policies and Estimates” below. We have restated the comparative reporting periods presented herein (other than 2016 quarterly periods) to reflect the adoption of IFRS 15, effective January 1, 2018, as well as the new segment structure of our business as described in “Recent developments” above. No restatements were required as a result of our adoption of IFRS 9, as of January 1, 2018.

 The following table sets forth certain key operating results and financial information for the periods indicated (in millions, except per share amounts):

	Three months ended March 31
	2017	2018
Revenue	$1,482.1	$1,499.7
Gross profit	102.5	93.5
Selling, general and administrative expenses (SG&A)	53.7	52.3
Other charges (recoveries)	7.6	10.5
Net earnings	$22.5	$14.1
Diluted earnings per share	$0.16	$0.10

Segment revenue* as a percentage of total revenue	Three months ended March 31
	2017	2018
ATS revenue (% of total revenue)	33%	36%
CCS revenue (% of total revenue)	67%	64%

Segment income and segment margin*	Three months ended March 31
	2017		2018
		Segment Margin		Segment Margin
ATS segment	$23.3	4.7%	$27.9	5.2%
CCS segment	29.9	3.0%	16.8	1.7%

* Segment performance is evaluated based on segment revenue, segment income and segment margin (segment income as a percentage of segment revenue). Revenue is attributed to the segment in which the product is manufactured or the service is performed. Segment income is defined as a segment’s net revenue less its cost of sales and its allocable portion of selling, general and administrative expenses and research and development expenses (collectively, Segment Costs). Identifiable Segment Costs are allocated directly to the applicable segment while other Segment Costs, including indirect costs and certain corporate charges, are allocated to our segments based on an analysis of the relative usage and benefit derived by each segment from such costs. Segment income excludes finance costs, amortization of intangible assets (excluding computer software), employee stock-based compensation expense, and net restructuring, impairment and other charges (recoveries). Net restructuring, impairment and other charges (recoveries) include, in applicable periods, restructuring charges (recoveries), impairment charges (recoveries), acquisition-related consulting, transaction and integration costs, legal settlements (recoveries), Toronto transition costs (recoveries), and other solar charges (as described under “Non-IFRS measures” below).

	December 31 2017	March 31 2018
Cash and cash equivalents	$515.2	$435.7
Borrowings under credit facility	187.5	181.3
Total assets	$2,964.2	$2,976.0

Aggregate revenue of $1.50 billion for the first quarter of 2018 increased 1% compared to the first quarter of 2017, as growth in our ATS segment was partially offset by softer demand in our CCS segment. Revenue dollars from our ATS segment increased 8% in the first quarter of 2018 compared to the same period in 2017. Revenue concentration from our ATS segment increased to 36% of total revenue for the first quarter of 2018, compared to 33% for the first quarter of 2017. Revenue dollars from our CCS segment decreased 2% compared to the same period in 2017, primarily due to a 7% decrease in Communications end market revenue, offset in part by a 6% increase in Enterprise end market revenue. We continued to be impacted by adverse pricing pressures in our CCS segment this quarter and expect these adverse conditions to continue in future periods. Revenue concentration from our CCS segment decreased to 64% of total revenue for the first quarter of 2018, compared to 67% for the first quarter of 2017. See “Operating Results — Revenue” below for further detail.

Gross profit of $93.5 million (6.2% of total revenue) for the first quarter of 2018 decreased 9% compared to $102.5 million (6.9% of total revenue) for the first quarter of 2017. The decrease in gross profit and gross margin resulted primarily from unfavorable changes in program mix and increased pricing pressures in our CCS segment, offset in part by revenue and margin improvements in our ATS segment. Additional ramp costs compared to the prior year period adversely impacted both segments. See “Operating Results — Gross profit” for further detail. ATS segment income was $27.9 million (5.2% of ATS segment revenue) for the first quarter of 2018, compared to $23.3 million (4.7% of ATS segment revenue) for the first quarter of 2017. The increases in ATS segment income and margin reflect the increase in revenues and improved performance in our aerospace and defense business, and to a lesser degree, higher revenue in our semiconductor business, as compared to the prior year period. CCS segment income was $16.8 million (1.7% of CCS segment revenue) for the first quarter of 2018 compared to $29.9 million

(3.0% of CCS segment revenue) for the first quarter of 2017. CCS segment income and margin were negatively impacted by unfavorable changes in program mix, including a higher concentration of lower margin business, increased pricing pressures from some of our significant customers, as well as additional ramping costs with respect to new programs, offset in part by increased margin contributions from additional JDM business. In addition, CCS segment income was negatively impacted by the decrease in CCS segment revenue as compared to the prior year period. Our CCS segment continues to be impacted by pricing pressures. See “Operating Results — Segment income and margin” for further detail. SG&A for the first quarter of 2018 decreased $1.4 million to $52.3 million compared to the first quarter of 2017, primarily due to lower variable expenses in the first quarter of 2018. Other charges for the first quarter of 2018 increased $2.9 million to $10.5 million compared to the first quarter of 2017, primarily due to higher restructuring charges and $1.7 million in Toronto transition costs. Net earnings for the first quarter of 2018 of $14.1 million decreased $8.4 million compared to the first quarter of 2017, primarily due to the lower gross profit recorded in the first quarter of 2018 as discussed above.

Our cash and cash equivalents at March 31, 2018 were $435.7 million (December 31, 2017 — $515.2 million). Our cash used in operating activities was $5.4 million for the first quarter of 2018, compared to $35.6 million of cash provided by operating activities for the first quarter of 2017, primarily due to higher working capital requirements in the first quarter of 2018 (discussed in “Capital Resources” below).

At March 31, 2018, we sold $113.0 million (December 31, 2017 — $80.0 million) of accounts receivable (A/R) under our A/R sales facility and sold $77.8 million of A/R (December 31, 2017 — $52.3 million) to a third-party bank under a customer's supplier financing program, all of which have been de-recognized from our accounts receivable balances. We utilized this customer's supplier financing program to substantially offset the effects of extended payment terms required by such customer on our working capital for the period. See “Capital Resources” below. We increased the amount of A/R sold under our A/R sales program in the first quarter of 2018 compared to the same period in 2017 as a cost-effective alternative to drawing on our Revolving Facility.

At March 31, 2018, we had $181.3 million outstanding under the term loan portion of our credit facility (Term Loan) (December 31, 2017 — $187.5 million) and no amounts outstanding under our Revolving Facility (December 31, 2017 — no amounts outstanding). We made a scheduled quarterly principal repayment of $6.25 million under the Term Loan in the first quarter of each of 2017 and 2018. We financed our April 2018 acquisition of Atrenne with borrowings of approximately $143 million under our Revolving Facility. See “Liquidity and Capital Resources — Liquidity — Cash requirements” below.

During the first quarter of 2018, we paid $35.1 million (including transaction fees) to repurchase and cancel 3.3 million subordinate voting shares under the 2017 NCIB (see “Overview — Recent developments” above) at a weighted average price of $10.63 per share. In addition, we repurchased 0.4 million subordinate voting shares during the first quarter of 2018 under the 2017 NCIB to satisfy delivery obligations under our stock-based compensation plans.

Other performance indicators:

In addition to the key operating results and financial information described above, management reviews the following measures (which are not measures defined under IFRS):

	1Q17	2Q17	3Q17	4Q17	1Q18
Cash cycle days:
Days in A/R	61	57	58	58	62
Days in inventory	47	47	50	51	57
Days in A/P	(58)	(56)	(56)	(56)	(62)
Cash cycle days	50	48	52	53	57
Inventory turns	7.8x	7.7x	7.3x	7.2x	6.4x

	2017				2018
	March 31	June 30	September 30	December 31	March 31
A/R Sales (in millions)	$50.0	$50.0	$50.0	$80.0	$113.0
Supplier Financing (i) (in millions)	44.5	65.4	55.1	52.3	77.8
Total (in millions)	$94.5	$115.4	$105.1	$132.3	$190.8

(i)
Relates to A/R sold to a third party bank in connection with a customer's uncommitted supplier financing program that we joined in the fourth quarter of 2016. We utilized this program to receive earlier payment on such customer's A/R, to substantially offset the effect of extended payment terms required by such customer on our working capital.

Days in A/R is calculated as the average A/R for the quarter divided by the average daily revenue. Days in inventory is calculated as the average inventory for the quarter divided by the average daily cost of sales. Days in accounts payable (A/P) is calculated as the average A/P for the quarter divided by average daily cost of sales. Cash cycle days is calculated as the sum of days in A/R and days in inventory, minus the days in A/P. Inventory turns is calculated as 365 divided by the number of days in inventory. A lower number of days in A/R, days in inventory, and cash cycle days, and a higher number of days in A/P and inventory turns generally reflect improved cash management performance.

We believe that cash cycle days (and the components thereof) and inventory turns are useful measures in providing investors with information regarding our cash management performance and are accepted measures of working capital management efficiency in our industry. These are not measures of performance under IFRS, and may not be defined and calculated in the same manner by other companies. These measures should not be considered in isolation or as an alternative to working capital as an indicator of performance.

Management also reviews other non-IFRS measures including adjusted net earnings, operating margin, adjusted ROIC and free cash flow. See “Non-IFRS measures” below.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses, and the related disclosures of contingent assets and liabilities. We base our estimates and assumptions on current facts, historical experience and various other factors that we believe are reasonable under the circumstances. Our assessment of these factors forms the basis for our judgments on the carrying values of assets and liabilities and the accrual of costs and expenses. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may impact future periods as well. Significant accounting policies and methods used in the preparation of our consolidated financial statements are described in note 2 to our 2017 audited consolidated financial statements. The following identifies those accounting policies which management considers to be “critical,” defined as accounting policies that management believes are both most important to the portrayal of our financial condition and results and require application of management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. On January 1, 2018, we adopted IFRS 9 and IFRS 15. As a result, we have modified the significant accounting policies set forth in notes 2(q), (r) (s) and (t) to our 2017 audited consolidated financial statements, and our critical accounting policies set forth under “Financial assets and financial liabilities” in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2017. See “Recently adopted accounting standards” below and notes 2 and 3 to our Q1 2018 Interim Financial Statements for a description of our adoption of these standards, and related changes to our accounting policies. Other than the foregoing changes in accounting policies, there have been no significant changes to our critical accounting policies and estimates during the first quarter of 2018, as discussed in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2017.

Key sources of estimation uncertainty and judgment: We have applied significant estimates and assumptions in the following areas which we believe could have a significant impact on our reported results and financial position: our valuations of inventory, assets held for sale and income taxes; the amount of our restructuring charges or recoveries; the measurement of the recoverable amounts of our cash generating units (CGUs, as defined below), which includes estimating future growth, profitability, discount and terminal growth rates, and the fair value of our real property; our valuations of financial assets and liabilities, pension and non-pension post-employment benefit costs, employee stock-based compensation expense, provisions and contingencies; and the allocation of the purchase price and other valuations related to our business acquisitions.

We define a CGU as the smallest identifiable group of assets that cannot be tested individually and that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. CGUs can be comprised of a single site, a group of sites, or a line of business.

We have also applied significant judgment in the following areas: the determination of our CGUs and whether events or changes in circumstances during the relevant period are indicators that a review for impairment should be conducted, and the timing of the recognition of charges or recoveries associated with our restructuring actions. The near-term economic environment could also impact certain estimates necessary to prepare our consolidated financial statements, including the estimates related to the recoverable amounts used in our impairment testing of our non-financial assets (see note 16(b) to our 2017 audited consolidated financial statements), and the discount rates applied to our net pension and non-pension post-employment benefit assets or liabilities (see note 19 to our 2017 audited consolidated financial statements). We did not identify any triggering event during the first quarter of 2018 that would indicate the carrying amount of our assets or CGUs may not be recoverable.
Recently adopted accounting standards:
IFRS 15, Revenue from Contracts with Customers:

In May 2014, the IASB issued this standard, which provides a single, principles-based five-step model for revenue recognition to be applied to all customer contracts, and requires enhanced disclosures. The new standard is effective for annual periods beginning on or after January 1, 2018, and allows for early adoption. We adopted this standard on January 1, 2018, and elected to use the retrospective approach, pursuant to which we have restated each of the required comparative reporting periods presented herein and recognized the transitional adjustments through equity at the start of the first comparative reporting period presented herein. The new standard has changed the timing of our revenue recognition for a significant portion of our business, resulting in the recognition of revenue for certain customer contracts earlier than under the previous revenue recognition rules (which was generally upon delivery). The new standard has materially impacted our consolidated financial statements, primarily in relation to inventory and accounts receivable balances. Transition activities have been completed, and the necessary changes have been made to our business processes, systems and controls to support the recognition and disclosures required by the new standard.
We have recorded the following financial impacts under the new standard:

			Year ended		Three months ended		Year ended
	January 1,	December 31,	December 31,	March 31,	March 31,	December 31,	December 31,
	2016	2016	2016	2017	2017	2017	2017
	Increase (decrease)
Contract assets (included in accounts receivable)	$196.9	$226.9	—	$238.8	—	$258.9	—
Inventories	(178.2)	(206.2)	—	(218.8)	—	(237.8)	—
Deferred taxes	(1.7)	(1.7)	—	(1.6)	—	(1.9)	—
Accrued and other current liabilities	—	—	—	(0.3)	—	(0.3)	—
Deficit	(17.0)	(19.0)	—	(18.7)	—	(19.5)	—

Revenue	—	—	$30.1	—	$12.2	—	$32.2
Cost of sales	—	—	28.1	—	12.6	—	31.5
Income tax expense	—	—	—	—	(0.1)	—	0.2
Net earnings	—	—	2.0	—	(0.3)	—	0.5

Diluted earnings per share	—	—	$0.01	—	$—	—	$0.01

IFRS 9, Financial Instruments:
Effective January 1, 2018, we adopted IFRS 9, Financial Instruments issued by the IASB. This standard introduces a new model for the classification and measurement of financial assets, a single expected credit loss model for the measurement of the impairment of financial assets, and a new model for hedge accounting that is aligned with a company’s risk management activities. As a result of adopting IFRS 9, we have also complied with the transitional rules of International Accounting Standards (IAS) 1, Presentation of Financial Statements and IFRS 7, Financial Instruments Disclosures. Transition activities have been completed, and the necessary changes have been made to our business processes and controls to support the new standard.
Under IFRS 9, financial assets are classified as either: measured at amortized cost, fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVTPL). This classification is generally based on the business model in which the financial asset is managed and its contractual cash flow characteristics. IFRS 9 eliminates the held-to-maturity, loans and receivables, and available-for-sale categories previously allowed under IAS 39. Trade and non-customer receivables, that were previously classified as loans and receivables under IAS 39, are classified as amortized costs under IFRS 9. Although the classification of such assets had changed, measurement of these assets continue, to be at amortized cost and no changes to their carrying amounts were required upon adopting IFRS 9. For financial liabilities, IFRS 9 largely retains the existing IAS 39 classifications, with the exception of those designated at FVTPL. Since we currently do not hold any liabilities designated as FVTPL, we are not impacted by this change. We do not currently hold any financial assets or liabilities under FVOCI.

In accordance with the transitional rules, we have applied the changes of IFRS 9 retrospectively, with the exception of the hedge accounting policies which we have applied prospectively as required by this standard. The adoption of this standard did not result in any adjustments to our Q1 2018 Interim Financial Statements and did not have a material impact on our accounting policies. See notes 2 and 3 to the Q1 2018 Interim Financial Statements.

Recently issued accounting pronouncements:
IFRS 16, Leases:
In January 2016, the IASB issued this standard, which brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. IFRS 16 supersedes IAS 17, Leases, and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted. We do not intend to adopt this standard early. We have established a project team to evaluate the anticipated impact of this standard on our consolidated financial statements, as well as any changes to our business processes, systems and controls that may be required to support the recognition and disclosures required by the new standard. Transition efforts are currently underway, and are anticipated to be complete by January 1, 2019.

Operating Results

Our annual and quarterly operating results, including our product and service volumes, revenues, and working capital performance, vary from period-to-period as a result of the level and timing of customer orders, mix of revenue, and fluctuations in materials and other costs and expenses. The level and timing of customer orders vary due to changes in demand for, and success in the marketplace of, their products, general economic conditions, their attempts to balance their inventory, availability of components and materials, and changes in their supply chain strategies or suppliers. Our annual and quarterly operating results are specifically affected by, among other factors: our mix of customers and the types of products or services we provide (as discussed below); the rate at which, the costs associated with, and the execution of, new program ramps; volumes and the seasonality of our business; price competition and other competitive factors; the mix of manufacturing or service value-add; capacity utilization; manufacturing efficiency; the degree of automation used in the assembly process; the availability of components or labor; the timing of receiving components and materials; costs and inefficiencies of transferring programs between sites; program completions or losses, or customer disengagements and the timing and the margin of any replacement business; the impact of foreign exchange fluctuations; the performance of third-party providers; our ability to manage inventory, production location and equipment effectively; our ability to manage changing labor, component, energy and transportation costs effectively; fluctuations in variable compensation costs; the timing of our expenditures in anticipation of forecasted sales levels; and the timing of any acquisitions and related integration costs. Our operations may also be affected by natural disasters or other local risks present in the jurisdictions in which we, our suppliers, logistics partners, and/or our customers operate. These events could lead to higher costs or supply shortages or may disrupt the delivery of components to us or our ability to provide finished products or services to our customers, any of which could adversely affect our operating results.

In the EMS industry, customers award new programs or shift programs to other EMS providers for a number of reasons, including changes in demand for the customers’ products, pricing benefits offered by other EMS providers, execution or quality issues, preference for consolidation or a change in their supplier base, re-balancing the concentration or location of their EMS providers, consolidation among customers, and decisions to adjust the volume of business being outsourced. Customer or program transfers between EMS providers are part of the competitive nature of our industry. Some customers use more than one EMS provider to manufacture a product and/or may have the same EMS provider support them from more than one geographic location. Customers may choose to change the allocation of demand among their EMS providers and/or may shift programs from one region to another region within an EMS provider’s global network. Customers may also decide to insource production they had previously outsourced to utilize their internal capacity or for other reasons. Our operating results for each period include the impacts associated with new program wins, follow-on business, program completions or losses, as well as any acquisitions. The volume, profitability and the location of new business awards will vary from period-to-period and from program-to-program. Significant period-to-period variations can also result from the timing of new programs reaching full production or programs reaching end-of-life, the timing of follow-on or next generation programs and/or the timing of existing programs being fully or partially transferred internally or to a competitor.

Operating results expressed as a percentage of revenue:

	Three months ended March 31
	2017	2018
Revenue	100.0%	100.0%
Cost of sales	93.1	93.8
Gross profit	6.9	6.2
SG&A	3.6	3.5
Research and development costs	0.4	0.4
Amortization of intangible assets	0.1	0.1
Other charges	0.5	0.7
Finance costs, net of refund interest income	0.2	0.2
Earnings before income tax	2.1	1.3
Income tax expense	0.6	0.4
Net earnings	1.5%	0.9%

Revenue:

Aggregate revenue of $1.50 billion for the first quarter of 2018 increased 1% compared to the same period in 2017.

The following table sets forth revenue from our reportable segments as a percentage of our total revenue for the periods indicated:

	Three months ended March 31
	2017	2018
ATS revenue	33%	36%
CCS revenue	67%	64%
Communications	43%	39%
Enterprise	24%	25%

Revenue (in billions)	$1.48	$1.50

Our product and service volumes, revenue and operating results vary from period-to-period depending on various factors, including the success in the marketplace of our customers’ products, changes in demand from our customers for the products we manufacture, the mix and complexity of the products or services we provide, the timing of receiving components and materials, the extent, timing and rate of new program wins, follow-on business, program completions or losses, the transfer of programs among our sites at our customers’ request, the costs, terms, timing and execution of new program ramps, and the impact of seasonality on various businesses. We are dependent on a limited number of customers for a substantial portion of our revenue. We also expect that the pace of technological change, the frequency of customers’ transferring business among EMS competitors or customers changing the volumes they outsource, and the dynamics of the global economy will continue to impact our business from period-to-period. See “Overview” above.

From time to time, we experience some level of seasonality in our quarterly revenue patterns across some of our businesses. However, the numerous factors described above that affect our period-to-period results make it difficult to isolate the impact of seasonality and other external factors on our business. In the past, revenue from the storage component of our CCS segment has increased in the fourth quarter of the year compared to the third quarter, and then decreased in the first quarter of the following year, reflecting the increase in customer demand we typically experience in this business in the fourth quarter. In addition, we typically experience our lowest overall revenue levels during the first quarter of each year. There is no assurance that these patterns will continue.

Our ATS segment represented 36% of total revenue for the first quarter of 2018, up from 33% of total revenue for the first quarter of 2017. Revenue dollars from our ATS segment for the first quarter of 2018 increased $41.4 million, or 8%, compared to the same period in 2017, reflecting strong demand in our semiconductor business, as well as new programs in aerospace and defense, largely due to our September 2017 “operate-in-place” program, partially offset by an $11 million decrease (accounting for an approximate 3% year over year impact) in revenue due to our exit from the solar panel manufacturing business.

Our CCS segment represented 64% of total revenue for the first quarter of 2018 down from 67% of total revenue for the first quarter of 2017. Revenue dollars from our CCS segment in the first quarter of 2018 decreased 2% compared to the same period in 2017, primarily due to lower Communications end market revenue, offset in part by revenue improvements in our Enterprise end market. Revenue dollars from our Communications end market decreased 7% compared to a strong first quarter of 2017 and lower program specific demand from certain customers this quarter compared to the prior year period. This decrease in revenue was partially offset by $24 million in revenue from new JDM programs. Revenue dollars from our Enterprise end market increased 6% compared to the first quarter of 2017, primarily driven by growth (including in fulfillment services) in our storage business. We continued to be impacted by adverse pricing pressures in our CCS segment this quarter and expect these adverse conditions to continue in future periods.

For the first quarter of 2018, we had two customers (each in our CCS segment) that individually represented more than 10% of total revenue (first quarter of 2017 — two customers (each in our CCS segment)).

Although we supply products and services to over 100 customers, we depend upon a small number of customers for a substantial portion of our revenue. In the aggregate, our top 10 customers represented 71% of total revenue for the first quarter of 2018 (first quarter of 2017 — 70%). We are dependent to a significant degree upon continued revenue from our largest customers. We generally enter into master supply agreements with our customers that provide the framework for our overall relationship. These agreements typically do not guarantee a particular level of business or fixed pricing. Instead, we bid on a program-by-program basis and typically receive customer purchase orders for specific quantities and timing of products. There can be no assurance that revenue from any of our major customers will continue at historical levels or will not decrease in absolute terms or as a percentage of total revenue. A significant revenue decrease or pricing pressures from these or other customers, or a loss of a major customer or program, could have a material adverse impact on our business, our operating results and our financial position. Changes in the types of product or services we provide to our customers in a particular period may also adversely impact our margins and operating results for such period. For example, providing a relatively higher concentration of fulfillment services (which commenced in 2017 and is expected to continue) negatively impacts our operating results for our CCS segment, as these fulfillment services generally have significantly lower margins than our traditional value-added services in that segment. Some of our customer agreements require us to provide specific price reductions to our customers over the term of the contracts, which has significantly impacted revenue and margins in our CCS segment. Our margins and operating results will be negatively impacted to the extent we cannot compensate for such reductions. In addition, as longer-term contracts are becoming more prevalent, we anticipate that these adverse effects will increasingly impact our business in future periods.

In the EMS industry, customers may cancel contracts and volume levels can be changed or delayed. Customers may also shift business to a competitor or bring programs in-house to improve their own utilization, to adjust the concentration of their supplier base to manage supply continuity risk, or for other reasons. We cannot assure the replacement of completed, delayed, cancelled or reduced orders with new business. In addition, we cannot assure that any of our current customers will continue to utilize our services. Changes in demand, order cancellations, and changes or delays in production could have a material adverse impact on our results of operations and working capital performance, including requiring us to carry higher than expected levels of inventory. Materials constraints, primarily impacting our CCS segment (which occurred during 2017, the first quarter of 2018, and are expected to continue) and supplier quality issues can also cause delays in production and could have a material adverse impact on our operations and our inventory levels. Order cancellations and delays could also lower our asset utilization, resulting in lower margins. Significant period-to-period changes in margins can also result if new program wins or follow-on business are more competitively priced than past programs. In addition, customers from time to time shift programs to us from other service providers, including some for lower complexity, light touch programs that are aggressively priced, which can adversely impact future operating results.

Gross profit:

The following table shows gross profit and gross margin (gross profit as a percentage of total revenue) for the periods indicated:

	Three months ended March 31
	2017	2018
Gross profit (in millions)	$102.5	$93.5
Gross margin	6.9%	6.2%

Gross profit for the first quarter of 2018 decreased by 9% compared to the same period in 2017. Gross margin for the first quarter of 2018 decreased to 6.2% from 6.9% in the same period in 2017. The decrease in gross profit and gross margin resulted primarily from unfavorable changes in overall program mix, including a higher concentration than in the first quarter of 2017 of new programs, including fulfillment services, that contributed significantly lower gross profit than our full-service traditional EMS programs, and increased pricing pressures primarily in our CCS segment, as well as additional ramping costs in both of our segments as compared to the prior year period. These decreases were partially offset by increases in gross profit attributable to higher revenue levels and margin improvements in our ATS segment.

In general, multiple factors cause gross margin to fluctuate including, among others: volume and mix of products or services; higher/lower revenue concentration in lower gross margin products and businesses; pricing pressures; contract terms and conditions; production efficiencies; utilization of manufacturing capacity; changing material and labor costs, including variable labor costs associated with direct manufacturing employees; manufacturing and transportation costs; start-up and ramp-up activities; new product introductions; disruption in production at individual sites, including as a result of program transfers; cost structures at individual sites; foreign exchange volatility; and the availability of components and materials.

Our gross profit and SG&A (discussed below) are also impacted by the level of variable compensation expense we record in each period. Variable compensation expense includes expense related to awards under our team incentive plans, our sales incentive plans, and our stock-based compensation plans, including stock options, performance share units (PSUs) and restricted share units (RSUs). See “Stock-based compensation” below. The amount of variable compensation expense related to performance-based compensation varies each period depending on the level of achievement of pre-determined performance goals and financial targets.

Selling, general and administrative expenses:

SG&A for the first quarter of 2018 of $52.3 million (3.5% of total revenue) decreased $1.4 million compared to $53.7 million (3.6% of total revenue) for the same period in 2017, primarily due to lower variable expenses recorded in the first quarter of 2018.

Segment income and margin:

Segment performance is evaluated based on segment revenue (set forth above), segment income and segment margin (segment income as a percentage of segment revenue). Revenue is attributed to the segment in which the product is manufactured or the service is performed. Segment income is defined as a segment’s net revenue less its cost of sales and its allocable portion of selling, general and administrative expenses and research and development expenses (collectively, Segment Costs). Identifiable Segment Costs are allocated directly to the applicable segment while other Segment Costs, including indirect costs and certain corporate charges, are allocated to our segments based on an analysis of the relative usage or benefit derived by each segment from such costs. Segment income excludes finance costs, amortization of intangible assets (excluding computer software), employee stock-based compensation expense, and net restructuring, impairment and other charges (recoveries) (each of which exclusions is quantified herein) as these costs and charges are managed and reviewed by our CEO at the company level. Net restructuring, impairment and other charges (recoveries) include, in applicable periods, restructuring charges (recoveries), impairment charges (recoveries), acquisition-related consulting, transaction and integration costs, legal settlements (recoveries), Toronto transition costs (recoveries), and other solar charges (as described under “Non-IFRS measures” below). See the reconciliation of segment income to our earnings before income taxes in note 4 to the Q1 2018 Interim Financial Statements. Our segments do not record inter-segment revenue. Although segment income and margin are used to evaluate the performance of our segments, we may incur operating costs in one segment that may also benefit the other segment. Our accounting policies for segment reporting are the same as those applied to the company as a whole.

The following table shows segment income (in millions) and segment margin for the periods indicated:

	Three months ended March 31
	2017		2018
		Segment Margin		Segment Margin
ATS segment income and margin	$23.3	4.7%	$27.9	5.2%
CCS segment income and margin	29.9	3.0%	16.8	1.7%

ATS segment income increased to $27.9 million (5.2% of ATS segment revenue) in the first quarter of 2018, compared to $23.3 million (4.7% of ATS segment revenue) for the same period in 2017. The increases in ATS segment income and margin were primarily due to $41.4 million in higher ATS segment revenue, resulting most significantly from our September 2017 “operate-in-place” aerospace and defense program, and to a lesser degree, higher revenue in our semiconductor business, and improved performance in other aerospace and defense programs, offset in part by additional ramping costs compared to the prior year period.

CCS segment income decreased to $16.8 million (1.7% of CCS segment revenue) in the first quarter of 2018 compared to $29.9 million (3.0% of CCS segment revenue) for the same period in 2017. CCS segment income and margin were negatively impacted by unfavorable changes in program mix and increased pricing pressures from some of our significant customers, as well as additional ramping costs with respect to new programs that required the establishment of infrastructures in multiple jurisdictions. We continue to be impacted by a higher concentration of lower margin business (28% as compared to 22% in the prior year period), including our low-volume direct order fulfillment business, for certain significant customers. These decreases were partially offset by margin contributions from additional JDM business. In addition, CCS segment income was negatively impacted by the decrease in CCS segment revenue as compared to the prior year period. The significant volatility in our CCS segment in recent periods has resulted in us undertaking new restructuring actions (see “Other charges” below) in order to reduce our cost structure.

Stock-based compensation:

Our employee stock-based compensation expense, which excludes Director Share Units (DSU) expense, varies each period. The portion of our expense that relates to performance-based compensation generally varies depending on our level of achievement of pre-determined performance goals and financial targets. The following table shows employee stock-based compensation expense for the periods indicated (in millions):

	Three months ended March 31
	2017	2018
Employee stock-based compensation expense in cost of sales	$5.1	$5.1
Employee stock-based compensation expense in SG&A	5.9	5.3
Total	$11.0	$10.4

Compared to the first quarter of 2017, our employee stock-based compensation expense for the first quarter of 2018 decreased by $0.6 million, primarily due to lower amounts recorded in the first quarter of 2018 in connection with the accelerated recognition of stock-based compensation expense for employees eligible for retirement. Management currently intends to settle all outstanding share unit awards with subordinate voting shares purchased in the open market by a broker or by issuing subordinate voting shares from treasury. Accordingly, we have accounted for these share unit awards as equity-settled awards. See “Cash requirements” below.

In the first quarter of 2018, we also recorded DSU expense of $0.5 million (first quarter of 2017 — $0.6 million) through SG&A.

Other charges:

We have recorded the following restructuring and other charges for the periods indicated (in millions):

	Three months ended March 31
	2017	2018
Restructuring charges	$5.8	$6.9
Toronto transition costs	—	1.7
Other	1.8	1.9
	$7.6	$10.5

Restructuring:

We perform ongoing evaluations of our business, operational efficiency and cost structure, and implement restructuring actions as we deem necessary. In response to challenging markets and continued margin pressures (driven primarily by volatility in our CCS segment), we announced in October 2017 our intention to implement additional restructuring actions in the near term to further streamline our business and improve our margin performance, and our related engagement of an outside consultant to identify cost reduction opportunities throughout our network, including through increased operational efficiencies and productivity improvements. In connection therewith, we are implementing additional restructuring actions under a new cost efficiency initiative. Such initiative will include reductions to our workforce, as well as the potential consolidation of certain sites to better align capacity and infrastructure with current and anticipated customer demand, related transfers of customer programs and production, re-alignment of business processes, management reorganizations, and other associated activities. We currently estimate that we will incur aggregate restructuring charges of between $50.0 million and $75.0 million with respect to our cost efficiency initiative, which will consist primarily of cash charges. We have recorded $14.9 million in restructuring charges from the commencement of our cost efficiency initiative through the end of the first quarter of 2018, including the $6.9 million of restructuring charges recorded in the first quarter of 2018. We currently expect most of the restructuring charges to be recorded in the second half of 2018 through mid-2019. We anticipate that a majority of these restructuring actions will pertain to our CCS segment sites in future periods.

In connection with our cost efficiency initiative, we recorded restructuring charges of $6.9 million during the first quarter of 2018, consisting of cash charges of $6.6 million, primarily for consulting and employee termination costs, and non-cash impairment charges of $0.3 million, representing losses from the sale of surplus equipment. We recorded restructuring charges of $5.8 million during the first quarter of 2017, consisting of cash charges primarily for employee termination costs resulting from the implementation of our previously completed OD and GBS initiatives. Our restructuring provision at March 31, 2018 was $9.2 million (December 31, 2017 — $12.7 million) which we currently expect to pay in 2018. All cash outlays have been, and the balance is expected to be, funded with cash on hand.

We may also propose additional future restructuring actions or divestitures as a result of changes in our business, the marketplace and/or our exit from less profitable, under-performing, non-core or non-strategic operations. In addition, an increase in the frequency of customers transferring business to our EMS competitors, changes in the volumes they outsource, pricing pressures, or requests to transfer their programs among our sites or to lower-cost locations, may also result in our taking future restructuring actions. We may incur higher operating expenses during periods of transitioning programs within our network or to our competitors. Any such restructuring activities, if undertaken at all, could adversely impact our operating and financial results, and may require us to further adjust our operations.

The recognition of restructuring charges requires us to make certain judgments and estimates regarding the nature, timing and amounts associated with our restructuring actions. Our major assumptions include the number of employees to be terminated and the timing of such terminations, the measurement of termination costs, the timing and amount of lease obligations and any anticipated sublease recoveries from exited sites, and the timing of disposition and estimated fair values of assets available for sale, as applicable. We develop detailed plans and record termination costs in the period the employees are informed of their termination. For owned sites and equipment that are no longer in use and available for sale, we recognize an impairment loss based on their fair values less costs to sell, with fair value estimated based on market prices for similar assets. We may engage independent brokers to determine the estimated fair values less costs to sell for these assets. For leased sites that we intend to exit, the lease obligation costs represent future contractual lease payments and cancellation fees, if any, less estimated sublease recoveries, if any. We recognize any change in provisions due to the passage of time as finance costs. To estimate future sublease recoveries, we engage independent brokers to determine the estimated tenant rents we can expect to realize. At the end of each reporting period, we evaluate the appropriateness of our restructuring charges and balances. Adjustments to the recorded amounts may be required to reflect actual experience or changes in estimates for future periods.

Toronto transition costs:

As previously disclosed, we will incur significant costs to relocate our Toronto manufacturing operations and our corporate headquarters (see “Liquidity — Cash requirements” below). These costs will consist of building improvements and new equipment which we will capitalize, as well as significant transition-related costs which we will record in other charges. We have incurred approximately $3 million in capitalized costs through March 31, 2018 (including $2 million recorded in the first quarter of 2018). Transition costs are comprised of direct relocation costs, duplicate costs (such as rent expense, utility costs, depreciation charges, and personnel costs) incurred during the transition period, as well as cease-use costs incurred in connection with idle or vacated portions of the relevant premises that we would not have incurred but for these relocations. In the first quarter of 2018, we recorded $1.7 million (first quarter of 2017 — nil; fourth quarter of 2017 — $1.6 million) of such transition costs, consisting of utility costs related to idle premises, depreciation charges and personnel costs used in the operation of duplicate production lines in advance of the transition, and relocation costs. The costs, timing, and execution of our relocation could have a material adverse impact on our business, our operating results and our financial position. See “Overview — Recent developments” above and “Liquidity — Cash requirements” below for a discussion of our anticipated Toronto property sale and related transactions.

Other:
In the first quarter of 2018, we recorded $1.7 million for consulting, transaction and integration costs related to potential and completed acquisitions (first quarter of 2017 — $0.6 million). Additionally, in the first quarter of 2017, we recorded costs related to a prior legal matter.

Pension annuity purchases:
In March 2017, the Trustees of our U.K. Main pension plan entered into an agreement with a third party insurance company to purchase an annuity for participants of the Main plan who have retired. The cost of the annuity was £123.7 million (approximately $154.3 million at the exchange rate at the time of recording) and was funded with existing plan assets. The annuity is held as an asset of the Main plan. Although we retain ultimate responsibility for the payment of benefits to plan participants, the annuity substantially hedges the financial risk component of the associated pension obligations for such retired participants. The purchase of the annuity resulted in a non-cash loss of $17.0 million which we recorded in other comprehensive income and simultaneously re-classified to deficit during the first quarter of 2017. We also reduced the value of our pension assets by $17.0 million during the first quarter of 2017, which is recorded in other non-current assets on our consolidated balance sheet.

Income taxes:

For the first quarter of 2018, we had a net income tax expense of $5.3 million on earnings before tax of $19.4 million, compared to a net income tax expense of $8.0 million on earnings before tax of $30.5 million for the first quarter of 2017.

Our net income tax expense for the first quarter of 2018 of $5.3 million was favorably impacted by taxable foreign exchange benefits resulting from the strengthening of the Malaysian ringgit, Chinese renminbi, and Thai baht relative to the U.S. dollar (our functional currency), offset by additional taxes due to an increased proportion of profits earned in taxable jurisdictions.

Our net income tax expense for the first quarter of 2017 of $8.0 million consisted primarily of tax expense recorded in jurisdictions with current taxes expense payable, offset in part by changes in temporary differences in various jurisdictions. The impact of taxable foreign exchange on our net income tax expense for the first quarter of 2017 was minimal.

The U.S. Tax Cuts and Jobs Act (U.S. Tax Reform) was enacted on December 22, 2017 and became effective January 1, 2018. Although the legislative changes contained in the U.S. Tax Reform are extensive and the interpretation of several aspects of such Tax Reform is still unclear, we recorded an income tax expense for all significant known and determinable impacts during the fourth quarter of 2017. In connection with the reduction in U.S. federal corporate tax rates from 35% to 21%, we recorded a one-time, non-cash increase to our deferred income tax expense of $2.0 million, or $0.01 per diluted share, to re-value our recognized net deferred tax assets. We believe we have recorded all significant one-time impacts resulting from the U.S. Tax Reform in the fourth quarter of 2017, but will continue to assess additional impacts, if any, throughout 2018 as they become known due to changes in our interpretations and assumptions, as well as additional regulatory guidance that may be issued. Certain aspects of the U.S. Tax Reform are not expected to have a significant impact on us, including the one-time transition tax on foreign unremitted earnings and the base erosion and anti-abuse tax, while other aspects of the U.S. Tax Reform may have a positive impact on our future U.S. income tax provision, such as the elimination of the U.S. corporate alternative minimum tax. No significant amounts resulting from the U.S. Tax Reform were recorded in the first quarter of 2018. We continue to expect that the U.S. Tax Reform will not have a significant impact on our future global tax rate.
We conduct business operations in a number of countries, including countries where tax incentives have been extended to encourage foreign investment or where income tax rates are low. Our effective tax rate can vary significantly from period to period for various reasons, including as a result of the mix and volume of business in various tax jurisdictions, and in jurisdictions with tax holidays and tax incentives that have been negotiated with the respective tax authorities (see discussion below). Our effective tax rate can also vary as a result of restructuring charges, foreign exchange fluctuations, operating losses, cash repatriations, certain tax exposures, the time period in which losses may be used under tax laws and whether management believes it is probable that future taxable profit will be available to allow us to recognize deferred income tax assets.

Certain countries in which we do business grant tax incentives to attract and retain our business. Our tax expense could increase significantly if certain tax incentives from which we benefit are retracted. A retraction could occur if we fail to satisfy the conditions on which these tax incentives are based, or if they are not renewed or replaced upon expiration. Our tax expense could also increase if tax rates applicable to us in such jurisdictions are otherwise increased, or due to changes in legislation or administrative practices. Changes in our outlook in any particular country could impact our ability to meet the required conditions.

We continue to negotiate Malaysian income tax incentives and expect to be granted new pioneer incentives for only limited portions of our Malaysian business. Since the expiry of our previous incentives at the end of 2014, we have been recording Malaysian income taxes at full statutory tax rates. As these negotiations are ongoing, including the activities covered, exemption levels, incentive conditions or commitments, and the effective commencement date of the incentive, we are currently unable to quantify the benefits or applicable periods of any such incentives, and there can be no assurance that any such incentives will be granted.

We have multiple income tax incentives in Thailand with varying exemption periods. These incentives initially allow for a 100% income tax exemption (including distribution taxes), which after eight years transition to a 50% income tax exemption for the next five years (excluding distribution taxes). Upon full expiry of each of the incentives, taxable profits associated with such expired tax incentives become fully taxable. As a result of our exit from the solar panel manufacturing business, we withdrew our tax incentive related to our solar panel manufacturing operations in Thailand during the second quarter of 2017. Two of our remaining three Thailand tax incentives expire between 2019 and 2020, while the third incentive will transition to the 50% exemption in 2022, and expire in 2027. The withdrawal of the solar-related tax incentive in Thailand resulted in the recognition in 2017 of a $4.3 million deferred income tax benefit related to the write-downs and impairments of our solar assets during the year, as such withdrawal allows future tax losses arising from the ultimate disposition of such assets to be applied against other fully taxable profits in Thailand.

In certain jurisdictions, primarily in the Americas and Europe, we currently have significant net operating losses and other deductible temporary differences, which we expect will be used to reduce taxable income in these jurisdictions in future periods, although not all are currently recognized as deferred tax assets.

We develop our tax filing positions based upon the anticipated nature and structure of our business and the tax laws, administrative practices and judicial decisions currently in effect in the jurisdictions in which we have assets or conduct business, all of which are subject to change or differing interpretations, possibly with retroactive effect. We are subject to tax audits of historical information by tax authorities in various jurisdictions which could result in additional tax expense in future periods relating to prior results. Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. Any such increase in our income tax expense and related interest and/or penalties could have a significant adverse impact on our future earnings and future cash flows.

In 2017, the Brazilian Ministry of Science, Technology, Innovation and Communications (MCTIC) issued assessments seeking to disqualify certain amounts of research and development (R&D) expenses for the years 2006 to 2009, which entitled our Brazilian subsidiary (which ceased operations in 2009) to charge reduced sales tax levies to its customers. The assessments against our Brazilian subsidiary (including interest and penalties) total approximately 39 million Brazilian real (approximately $12 million at year-end exchange rates) for such years. Although we cannot predict the outcome of this matter, we believe that our R&D activities for the period are supportable, and it is probable that our position will be sustained upon full examination by the appropriate Brazilian authorities and, if necessary, upon consideration by the Brazilian judicial courts. Our position is supported by our Brazilian legal advisers.
The successful pursuit of assertions made by any taxing authority could result in our owing significant amounts of tax, interest and possibly penalties. We believe we adequately accrue for any probable potential adverse tax ruling. However, there can be no assurance as to the final resolution of any claims and any resulting proceedings. If any claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material, and could be in excess of amounts accrued.

Recent Acquisitions:

In November 2016, we acquired the business assets of Lorenz, Inc. and Suntek Manufacturing Technologies, SA de CV, collectively known as Karel Manufacturing (Karel) for a cash purchase price of $14.9 million. The Karel acquisition supported our strategy to accelerate our growth in the aerospace and defense market through the addition of value-add capabilities and services. In April 2018, we completed the acquisition of U.S. - based Atrenne (see “Overview — Recent developments” above) for a cash purchase price of approximately $143 million, including an estimated net working capital adjustment of $3.8 million (which is subject to finalization), which was funded with borrowings under our Revolving Facility. Both acquisitions pertain to our ATS segment.
We may, at any time, be engaged in ongoing discussions with respect to possible acquisitions that could expand our revenue base and/or service offerings, increase our penetration in various industries, establish strategic relationships with new or existing customers, enhance our competitiveness, and/or enhance our global supply chain network. There can be no assurance that any of these discussions will result in a definitive purchase agreement and, if they do, what the terms or timing of any such agreement would be. There can also be no assurance that any acquisition or strategic transaction will be successfully integrated or will generate the returns we expect.
Program Transfer:

In September 2017, one of our existing aerospace and defense customers outsourced certain operations to us under a 10-year “operate-in-place” agreement, pursuant to which we provide manufacturing and after-market repair services for electromechanical and electronic assemblies across a wide array of technologies at such customers' site. We also assumed the workforce assigned to these operations and purchased approximately $5 million in related inventory. This agreement further expanded our relationship with this customer, enhanced our ability to provide end-to-end product lifecycle solutions to our customers, and supported our strategy of growing our aerospace and defense business.

We may fund our acquisitions and strategic transactions from cash on hand, third-party borrowings, the issuance of securities, or a combination thereof.

Liquidity and Capital Resources

Liquidity

The following tables set forth key liquidity metrics for the periods indicated (in millions):

	December 31	March 31
	2017	2018
Cash and cash equivalents	$515.2	$435.7
Borrowings under credit facility	187.5	181.3

	Three months ended March 31
	2017	2018
Cash provided by (used in) operating activities	$35.6	$(5.4)
Cash used in investing activities	(18.1)	(13.7)
Cash used in financing activities	(16.7)	(60.4)

Changes in non-cash working capital items (included in operating activities above):
A/R	$53.3	$18.4
Inventories	(52.9)	(104.8)
Other current assets	(8.4)	(3.4)
A/P, accrued and other current liabilities and provisions	(10.4)	45.2
Working capital changes	$(18.4)	$(44.6)

Cash provided by (used in) operating activities:

In the first quarter of 2018, we used $5.4 million of cash for operating activities compared to $35.6 million of cash generated from operating activities in the first quarter of 2017. This decrease was primarily due to $26.2 million in higher working capital requirements in the first quarter of 2018 and $8.4 million in lower net earnings as compared to the prior year period. Higher working capital requirements for the first quarter of 2018 were driven by a $104.8 million increase in inventory levels, partially offset by an $18.4 million decrease in A/R and $45.2 million in higher accounts payable. Although part of the additional inventory was required to support new program ramps, we also experienced demand volatility from certain of our CCS customers, as well as materials constraints primarily from CCS segment suppliers during the quarter, each of which resulted in us carrying higher than expected levels of inventory at March 31, 2018. We anticipate that these adverse market conditions will continue to impact us in the near term. The decrease in A/R for the first quarter of 2018 as compared to the prior year period generally reflects the higher amounts of A/R sold under our A/R sales and supplier financing programs (see below).

From time to time, we extend payment terms applicable to certain customers, and/or provide longer payment terms to new customers or with respect to new programs. If this becomes more prevalent, it could adversely impact our working capital requirements, and increase our financial exposure and credit risk. Commencing in the fourth quarter of 2016, the payment terms of one of our significant customers was extended. In connection therewith, we registered for that customer's supplier financing program pursuant to which participating suppliers may sell A/R from such customer to a third-party bank on an uncommitted basis in order to receive earlier payment. At March 31, 2018, we sold $77.8 million of A/R under this program (March 31, 2017 — $44.5 million; December 31, 2017 — $52.3 million). We utilized this program to substantially offset the effect of the extended payment terms on our working capital for the period. We pay discount charges with respect to this arrangement, which we record in finance costs in our consolidated statement of operations.

Free cash flow (non-IFRS):

Our non-IFRS free cash flow (defined below) for the first quarter of 2018 was negative $34.1 million compared to positive $13.5 million for the first quarter of 2017. The decrease in non-IFRS free cash flow was primarily due to $26.2 million in higher working capital requirements (discussed above), and $10.3 million in higher finance lease payments, primarily related to the settlement of our solar equipment leases in the first quarter of 2018 as compared to the same period of 2017. In addition, the first quarter of 2017 benefited from the repayment of $6.8 million of advances by a former solar supplier. We continue to invest in our manufacturing capabilities globally and to support new customer programs (see “Cash used in investing activities” below).

Non-IFRS free cash flow is defined as cash provided by or used in operations after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property), finance lease payments, repayments from a former solar supplier, and finance costs paid. As a measure of liquidity, we intend to include any amounts we receive from the sale of our Toronto real property (if consummated) in non-IFRS free cash flow in the period of receipt. Note that non-IFRS free cash flow, however, does not represent residual cash flow available to Celestica for discretionary expenditures. Management uses non-IFRS free cash flow as a measure, in addition to IFRS cash provided by or used in operations, to assess our operational cash flow performance. We believe non-IFRS free cash flow provides another level of transparency to our liquidity. A reconciliation of this measure to cash provided by (used in) operating activities measured under IFRS is set forth below:

	Three months ended March 31
	2017	2018
IFRS cash provided by (used in) operations	$35.6	$(5.4)
Purchase of property, plant and equipment, net of sales proceeds	(24.9)	(13.7)
Finance lease payments	(1.5)	(11.8)
Repayments from former solar supplier	6.8	—
Finance costs paid	(2.5)	(3.2)
Non-IFRS free cash flow	$13.5	$(34.1)

Cash used in investing activities:

Our capital expenditures for the first quarter of 2018 were $17.2 million (first quarter of 2017 — $25.5 million), primarily to enhance our manufacturing capabilities in various geographies, including approximately $2 million in building improvements at our new Toronto manufacturing site, and to support new customer programs. As a result of the demand volatility experienced with certain CCS segment customers during the quarter, we have shifted some of the planned expenditures into the second quarter of 2018. We funded our capital expenditures from cash on hand.

In 2015, we entered into a supply agreement with a solar supplier (which was terminated in the fourth quarter of 2016) that included a commitment by us to provide cash advances to help secure our solar cell supply. All such cash advances were repaid in full by the second quarter of 2017. We received cash repayments of $6.8 million from this solar supplier in the first quarter of 2017. See “Overview — Recent developments” above for a discussion of accounts receivable that currently remain outstanding from this former solar supplier.

Cash used in financing activities:

Share repurchases for cancellation:

During the first quarter of 2018, we paid $35.1 million (including transaction fees) to repurchase and cancel 3.3 million subordinate voting shares under the 2017 NCIB at a weighted average price of $10.63 per share. We did not repurchase any subordinate voting shares for cancellation during the first quarter of 2017.

Financing:

During the first quarter of each of 2017 and 2018, we made scheduled principal repayments of $6.25 million under the Term Loan, and we made a $15.0 million repayment under the Revolving Facility during the first quarter of 2017. During the first quarter of 2018, we paid finance costs of $3.2 million (first quarter of 2017 — $2.5 million).

In April 2018, we borrowed $143 million under the Revolving Facility to fund the Atrenne acquisition.
Treasury share repurchases:

During the first quarter of 2018, we paid $4.3 million (including transaction fees), for a broker's purchase of 0.4 million subordinate voting shares in the open market to satisfy obligations under our stock-based compensation plans (first quarter of 2017 — $1.3 million paid to purchase 0.09 million subordinate voting shares).

Finance lease payments:

During the first quarter of 2018, we paid $11.8 million under our finance lease agreements (see “Cash Requirements” below), including $11.3 million (including fees and accrued interest) we paid in January 2018 to settle our solar panel equipment leases which we terminated in anticipation of disposing such equipment. Payments made under finance leases reduce our non-IFRS free cash flow. At March 31, 2018, we had a total of $6.1 million finance lease obligations outstanding (December 31, 2017 — $17.7 million).

Cash requirements:

We maintain the Revolving Facility, uncommitted bank overdraft facilities, and an A/R sales program, and participate in a customer's supplier financing program, to provide short-term liquidity and to have funds available for working capital and other investments to support our strategic priorities. Our working capital requirements can vary significantly from month-to-month due to a range of business factors, including the ramping of new programs, expansion of our services and business operations, timing of purchases, higher levels of inventory for new programs and anticipated customer demand, timing of payments and A/R collections, and customer forecasting variations. The international scope of our operations may also create working capital requirements in certain countries while other countries generate cash in excess of working capital needs. Moving cash between countries on a short-term basis to fund working capital is not always expedient due to local currency regulations, tax considerations, and other factors. To meet our working capital requirements and to provide short-term liquidity, we may draw on our Revolving Facility, sell A/R through our A/R sales program or participate in a customer's supplier financing program, while available. The timing and the amounts we borrow or repay under these facilities can vary significantly from month-to-month depending upon our cash requirements. In recent periods, we have increased the amounts sold under our A/R sales program as a cost-effective alternative to drawing on our Revolving Facility to meet our ordinary course cash requirements. However, since our A/R sales program and the supplier financing program are both on an uncommitted basis, there can be no assurance that any participant bank will purchase the accounts receivable we wish to sell to them under these programs. See “Capital Resources” below.

We do not believe that the aggregate amounts outstanding under our credit facility (inclusive of the $143 million we borrowed under the Revolving Facility in connection with the acquisition of Atrenne in early April 2018) have had or will have a material adverse impact on our liquidity, our results of operations or financial condition. We are required to make quarterly principal repayments on the Term Loan of $6.25 million. We anticipate that interest on the Term Loan, based on current interest rates, will be approximately $2 million per quarter. We anticipate that interest on the Revolving Facility, based on current interest rates, will be approximately $1 million per quarter. Any increase in prevailing interest rates or margins could cause this amount to increase. See “Capital Resources - Financial risks - Interest rate risk” below. We believe that cash flow from operating activities, together with cash on hand, availability under our Revolving Facility and intra-day and overnight bank overdraft facilities, and cash from the sale of A/R, will be sufficient to fund our currently anticipated working capital needs and planned capital spending (including the commitments described elsewhere herein).

We may use cash on hand, issue debt (including convertible debt) or equity securities, and are likely to increase our levels of third-party indebtedness (or any combination thereof) to fund operations and/or make acquisitions. In connection therewith, we may refinance our credit facility prior to its scheduled expiration to increase our borrowing capacity. Any significant use of cash may adversely impact our cash position and liquidity. Any issuance or incurrence of debt would increase our debt leverage, and may reduce our debt agency ratings. In addition, any issuance of equity or convertible debt securities (the pricing of which would be subject to market conditions at the time of issuance) could dilute current shareholders’ positions; debt or convertible debt securities could have rights and privileges senior to those of equity holders; and the terms of debt securities could impose restrictions on our operations. Sales of our equity securities or convertible debt, or the perception that these sales could occur, could also cause the market price of our subordinate voting shares to decline. Any increase in our overall debt levels and/or the terms of any new or refinanced credit facility could: limit our ability to refinance our indebtedness on terms acceptable to us or at all; limit our flexibility to plan for and adjust to changing business and market conditions, and increase our vulnerability to general adverse economic and industry conditions; require us to dedicate a substantial portion of our cash flow to make interest and principal payments on such indebtedness, thereby limiting the availability of our cash flow to fund future acquisitions, working capital, business activities, and other general corporate requirements; limit our ability to obtain additional financing for working capital, to fund growth or for general corporate purposes; and subject us to higher levels of indebtedness than our competitors, which may cause a competitive disadvantage and may reduce our flexibility in responding to increased competition. In addition, the terms of any new or refinanced credit facility may contain restrictive covenants that limit our ability to engage in specified types of transactions and could require us to maintain specified financial ratios and satisfy other financial condition tests. Our ability to meet those financial ratios and tests will depend on our ongoing financial and operating performance, which, in turn, will be subject to economic conditions and to financial, market, and competitive factors, many of which are beyond our control. A breach of any of such covenants could result in a default under the instruments governing such indebtedness.

As at March 31, 2018, a significant portion of our cash and cash equivalents was held by foreign subsidiaries outside of Canada and is subject to withholding taxes upon repatriation under current tax laws. Cash and cash equivalents held by subsidiaries related to undistributed earnings that are considered indefinitely reinvested outside of Canada (which we do not intend to repatriate in the foreseeable future) are not subject to these withholding taxes. We currently expect to repatriate approximately $33 million from our Chinese subsidiaries and approximately $5 million from our Malaysian subsidiaries in the near term and have recorded the anticipated withholding taxes as deferred income tax liabilities. While some of our subsidiaries are subject to local governmental restrictions on the flow of capital into and out of their jurisdictions (including in the form of cash dividends, loans or advances to us), which is required or desirable from time to time to meet our international working capital needs and other business objectives (as described above), these restrictions have not had a material impact on our ability to meet our cash obligations. At March 31, 2018, we had approximately $324 million (December 31, 2017 — $351 million) of cash and cash equivalents that were held by foreign subsidiaries outside of Canada that we do not intend to repatriate in the foreseeable future.

Our capital spending varies each period based on the timing of new business wins and forecasted sales levels. Based on our current operating plans, we anticipate capital spending for 2018 to be approximately 1.5% to 2.0% of revenue, and expect to fund these expenditures from cash on hand and through the financing agreements described below under “Capital Resources.” As discussed in “Overview — Recent developments,” in connection with the relocation of our Toronto manufacturing operations, we will incur significant costs to transfer such operations to our new location within the Greater Toronto area, and as we prepare and customize the new site to meet our manufacturing needs. We also anticipate significant future costs relating to the interim relocation of our corporate headquarters. The costs, timing, and execution of these relocations could have a material adverse impact on our business, our operating results and our financial position.

Customer or program transfers between EMS providers are part of the competitive nature of our industry. From time-to-time, we make commitments to purchase assets, primarily inventory, or fund certain costs, as part of transitioning programs from a customer or a competitor. In the fourth quarter of 2017, we purchased $5 million of inventory and assumed the relevant workforce in connection with a program transferred to us under an “operate-in-place” arrangement.

We have entered into financing agreements for the lease of machinery and equipment. For leases where the risks and rewards of ownership have substantially transferred to us, we capitalize the leased asset and record a corresponding liability on our consolidated balance sheet. During the first quarter of 2018, we terminated the equipment lease obligations relating to our former solar panel business and paid $11.3 million (including fees and accrued interest) as settlement in full.

On July 23, 2015, we entered into a property sale agreement (Property Sale Agreement) to sell our real property located in Toronto, Ontario, which includes the site of our corporate headquarters and our Toronto manufacturing operations, to a special purpose entity (Property Purchaser) to be formed by a consortium of three real estate developers. Subject to completion of the transaction, the purchase price is approximately $137 million Canadian dollars (approximately $106 million at period-end exchange rates), exclusive of applicable taxes and subject to certain adjustments. Upon execution of the Property Sale Agreement, the Property Purchaser paid us a cash deposit of $15 million Canadian dollars ($11.2 million at the then-prevailing exchange rate), which is non-refundable except in limited circumstances. Upon closing, which is subject to various conditions, including municipal approvals, the Property Purchaser is to pay us an additional $53.5 million Canadian dollars in cash (approximately $42 million at period-end exchange rates). The balance of the purchase price is to be satisfied upon closing by an interest-free, first-ranking mortgage in the amount of $68.5 million Canadian dollars (approximately $53 million at period-end exchange rates) to be registered on title to the property and having a term of two years from the closing date. In April 2017, we received notice from the Property Purchaser that the municipal zoning approval process required to complete the transaction will take longer than originally anticipated. As a result, the purchaser exercised its option under the Property Sale Agreement to extend the approvals period. Assuming the timely satisfaction of various conditions, we currently expect the transaction to close by the end of 2018, although further delays in the approval process could move the closing to early 2019. However, there can be no assurance that this transaction will be completed when anticipated, or at all. Any amounts we receive from the sale of our Toronto real property, if consummated, will be included in non-IFRS free cash flow in the period of receipt. As part of the transaction, we have agreed, upon closing, to enter into a short-term interim lease for our existing corporate headquarters and manufacturing premises on a portion of the real estate on a rent-free basis (subject to certain payments including taxes and utilities), which is to be followed by a long-term lease for our new corporate headquarters, on commercially reasonable arm’s-length terms. Whether or not this transaction is consummated, however, we are moving our existing Toronto manufacturing operations to another location in the Greater Toronto area and in connection therewith, entered into a long-term lease in November 2017. Occupancy under this lease commenced in March 2018. We currently expect to complete the transition to this new manufacturing location by the end of the first quarter of 2019. In addition (as noted above), should the sale be consummated, we will enter into a long-term lease with the Property Purchaser for our new corporate headquarters. We intend to move our corporate headquarters to a temporary location while space in a new office building (to be built by the Property Purchaser on the site of our current location) is under construction. The temporary office relocation is currently expected to occur by the end of the first quarter of 2019. We will incur significant costs throughout the transition period (which commenced in the fourth quarter of 2017), to relocate our corporate headquarters and to transfer our Toronto manufacturing operations to its new location, and as we prepare and customize the new site to meet our manufacturing needs. These costs will consist of building improvements and new equipment which we will capitalize, as well as transition-related costs which we will record in other charges. We expect to incur approximately $16 million in building improvement and capital expenditure costs for the new manufacturing location, to be incurred primarily during 2018 and to be funded from cash on hand. We have incurred approximately $3 million in capitalized costs through March 31, 2018 (including $2 million recorded in the first quarter of 2018). Transition costs are comprised of direct relocation costs, duplicate costs (such as rent expense, utility costs, depreciation charges, and personnel costs) incurred during the transition period, as well as cease-use costs incurred in connection with idle or vacated portions of the relevant premises that we would not have incurred but for these relocations. Any amounts received from the purchasers of our Toronto real property or gains recorded in connection with its sale, will be recorded as recoveries through other charges (recoveries). We expect to incur total transition costs of up to $15 million, through to the end of the first quarter of 2019. We incurred $1.7 million of such costs in the first quarter of 2018 (fourth quarter of 2017 — $1.6 million), consisting of utility costs related to idle premises, depreciation charges and personnel costs used in the operation of duplicate production lines in advance of the transition, and relocation costs. The costs, timing, and execution of these relocations could have a material adverse impact on our business, our operating results and our financial position.

We have granted share unit awards to employees under our stock-based compensation plans. Under one such plan, we have the option to satisfy the delivery of shares upon vesting of the awards by purchasing subordinate voting shares in the open market or by settling such awards in cash, although we currently expect to satisfy these awards with subordinate voting shares purchased in the open market. Under our other stock-based compensation plan, we may (at the time of grant) authorize the grantee to elect to settle awards in either cash or subordinate voting shares. Absent such permitted election, grants will be settled in subordinate voting shares, which may be purchased in the open market or issued from treasury, subject to certain limits. The timing of, and the amounts paid for, these purchases can vary from period to period. We have funded, and expect to continue to fund, share repurchases for this purpose from cash on hand. During the first quarter of 2018, we paid $4.3 million (first quarter of 2017 — $1.3 million) to purchase subordinate voting shares in the open market through a broker for this purpose.

We have funded and intend to continue to fund share repurchases under our NCIBs from cash on hand, borrowings under our Revolving Facility, or a combination thereof. During the first quarter of 2018, we paid $35.1 million, including transaction costs, to repurchase 3.3 million subordinate voting shares in the open market for cancellation (first quarter of 2017 — no share repurchases for cancellation).

We provide routine indemnifications, the terms of which range in duration and often are not explicitly defined. These may include indemnifications against third-party intellectual property infringement claims and certain third-party negligence claims for property damage. We have also provided indemnifications in connection with the sale of certain businesses and real property. The maximum potential liability from these indemnifications cannot be reasonably estimated. In some cases, we have recourse against other parties to mitigate our risk of loss from these indemnifications. Historically, we have not made significant payments relating to these types of indemnifications.

Litigation and contingencies:

In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters. Management believes that adequate provisions have been recorded where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of all such pending matters will not have a material adverse impact on our financial performance, financial position or liquidity.

In 2007, securities class action proceedings were initiated against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice. The proceedings were dismissed on January 16, 2017 with no payments by the defendants.

See “Operating Results — Income taxes” above for a description of other tax matters.

Capital Resources

Our capital resources consist of cash provided by operating activities, access to the Revolving Facility, intraday and overnight bank overdraft facilities, an A/R sales program, a customer's supplier financing program, and our ability to issue debt or equity securities. We regularly review our borrowing capacity and make adjustments, as permitted, for changes in economic conditions and changes in our requirements. As part of our strategic initiatives to scale and diversify our ATS revenue base and expand our capabilities in our ATS businesses, we may use cash on hand, issue equity or debt, and are likely to further increase our levels of third-party indebtedness (or any combination thereof) in order to fund operations or acquisitions, which could adversely impact our cash position and liquidity, increase our debt leverage (in the case of the issuance or incurrence of debt), reduce our debt agency ratings, dilute the current holders of our subordinate voting shares, and/or decrease the market price of such shares. Issuances of debt or convertible debt securities could have rights and privileges senior to those of equity holders, and the terms of such securities could impose restrictions on our operations. In addition, increases in our overall indebtedness levels, and/or the terms of any new or refinanced credit facility, could limit our flexibility to plan for and adjust to changing business and market conditions, increase our vulnerability to general adverse economic and industry conditions, limit our ability to refinance our indebtedness on terms acceptable to us or at all, require us to dedicate a substantial portion of our cash flow to make interest and principal payments on such indebtedness, subject us to higher levels of indebtedness than our competitors (which may put us at a competitive disadvantage), subject us to restrictive and financial covenants, and limit our ability to obtain additional financing. See “Liquidity — Cash requirements” above for further detail. We centrally manage our funding and treasury activities in accordance with corporate policies, the main objectives of which are to ensure appropriate levels of liquidity, to have funds available for working capital or other investments we determine are required to grow our business, to comply with debt covenants, to maintain adequate levels of insurance, and to balance our exposures to market risks.

At March 31, 2018, we had cash and cash equivalents of $435.7 million (December 31, 2017 — $515.2 million), of which approximately 93% was cash and 7% was cash equivalents, consisting of bank deposits. The majority of our cash and cash equivalents was denominated in U.S. dollars, and the remainder was held primarily in Chinese renminbi, Euro, Malaysian ringgit, and Canadian dollars.

The majority of our cash and cash equivalents is held with financial institutions each of which had at March 31, 2018 a Standard and Poor’s short-term rating of A-1 or above. Our cash and cash equivalents are subject to intra-quarter swings, generally related to the timing of A/R collections, inventory purchases and payments, and other capital uses.

We are party to an amended and restated credit agreement that consists of the $300.0 million Revolving Facility and the $250.0 million non-revolving Term Loan (which is fully drawn), each of which matures in May 2020. The Revolving Facility has an accordion feature that allows us to increase the $300.0 million limit by an additional $150.0 million on an uncommitted basis upon satisfaction of certain terms and conditions. The Revolving Facility also includes a $25.0 million swing line, subject to the overall revolving credit limit, that provides for short-term borrowings up to a maximum of seven days. The Revolving Facility permits us and certain designated subsidiaries to borrow funds for general corporate purposes, including acquisitions. Borrowings under the Revolving Facility bear interest for the period of the draw at various base rates selected by us consisting of LIBOR, Prime, Base Rate Canada, and Base Rate (each as defined in the amended credit agreement), plus a margin. The margin for borrowings under the Revolving Facility ranges from 0.6% to 1.4% (except in the case of the LIBOR base rate, in which case, the margin ranges from 1.6% to 2.4%), based on a specified financial ratio based on indebtedness. Outstanding amounts under the Revolving Facility are due at maturity (but are required to be repaid prior thereto under specified circumstances). Amounts under the Revolving Facility are generally drawn for fixed periods of time, and if repaid, can be redrawn until the maturity date of the facility. The Term Loan bears interest at LIBOR plus a margin ranging from 2.0% to 3.0% based on the same financial ratio. The Term Loan requires quarterly principal repayments of $6.25 million, with the remainder due at maturity. We are permitted to make voluntary prepayments of the Term Loan, subject to certain terms and conditions. Prepayments on the Term Loan are also required under certain circumstances. Repaid amounts on the Term Loan may not be re-borrowed. During the first quarter of 2017, we repaid the remaining $15.0 million then-outstanding under the Revolving Facility, and have made the scheduled quarterly principal payments of $6.25 million under the Term Loan in each of the first quarters of 2018 and 2017. In the first quarter of 2018, we have incurred interest expense of $1.9 million under our credit facility (first quarter of 2017 — $1.7 million).

We are required to comply with certain restrictive covenants under the credit facility, including those relating to the incurrence of senior ranking indebtedness, the sale of assets, a change of control, and certain financial covenants related to indebtedness and interest coverage. Certain of our assets are pledged as security for borrowings under this facility. If an event of default occurs and is continuing, the administrative agent may declare all advances on the facility to be immediately due and payable and may cancel the lenders’ commitments to make further advances thereunder. At March 31, 2018, there was $181.3 million outstanding under the Term Loan and there were no amounts outstanding under the Revolving Facility (December 31, 2017 — $187.5 million outstanding under our Term Loan and no amounts outstanding under our Revolving Facility), and we were in compliance with all restrictive and financial covenants thereunder. In April 2018, we borrowed $143 million under the Revolving Facility to fund the acquisition of Atrenne.

At March 31, 2018, we had $22.6 million (December 31, 2017 — $23.2 million) outstanding in letters of credit under the Revolving Facility. We also arrange letters of credit and surety bonds outside of the Revolving Facility. At March 31, 2018, we had $14.4 million (December 31, 2017 — $13.6 million) of such letters of credit and surety bonds outstanding.

At March 31, 2018, we had $277.4 million available (December 31, 2017 — $276.8 million available) under the Revolving Facility for future borrowings. Subsequent to the Atrenne acquisition, we had approximately $135 million available under the Revolving Facility for future borrowings. We also have a total of $73.5 million of uncommitted bank overdraft facilities available for intraday and overnight operating requirements. There were no amounts outstanding under these overdraft facilities at March 31, 2018 or December 31, 2017.

We have an accounts receivable sales agreement to sell up to $200.0 million at any one time in accounts receivable on an uncommitted basis (subject to pre-determined limits by customer) to two third-party banks. Each of these banks had a Standard and Poor’s short-term rating of A-2 or above and a long-term rating of A- or above at March 31, 2018. The term of this agreement has been annually extended in recent years (including in November 2017) for additional one-year periods (and is currently extendable to November 2019 under specified circumstances), but may be terminated earlier as provided in the agreement. At March 31, 2018, $113.0 million (December 31, 2017 — $80.0 million) of A/R were sold under this facility, and de-recognized from our accounts receivable balance. As our A/R sales program is on an uncommitted basis, there can be no assurance that any of the banks will purchase the A/R we intend to sell to them under this program. We have increased the amounts sold under our A/R sales program in recent periods as a cost-effective alternative to drawing on our Revolving Facility to fund our ordinary course cash requirements.

We have entered into an agreement with a third-party bank as part of a customer's supplier financing program, pursuant to which participating suppliers may sell accounts receivable from such customer to a third-party bank on an uncommitted basis in order to receive earlier payment. At March 31, 2018, we sold $77.8 million of accounts receivable under this program (December 31, 2017 — $52.3 million). We utilized this program to substantially offset the effect of extended payment terms required by such customer on our working capital for the period. As the supplier financing program is on an uncommitted basis, there can be no assurance that the bank will purchase the A/R we intend to sell to them thereunder.

The timing and the amounts we borrow and repay under our revolving credit and overdraft facilities, or sell under our A/R sales program or the supplier financing program, can vary significantly from month-to-month depending upon our working capital and other cash requirements.

Standard and Poor's assigns a corporate credit rating to Celestica. This rating is not a recommendation to buy, sell or hold securities, as it does not comment as to market price or suitability for a particular investor. This rating may be subject to revision or withdrawal at any time by the rating organization. At March 31, 2018, our Standard and Poor's corporate credit rating was A-2 with a stable outlook. A reduction in our credit rating or change in outlook could adversely impact our future cost of borrowing.

Our strategy on capital risk management has not changed significantly since the end of 2017. Other than the restrictive and financial covenants associated with our credit facility noted above, we are not subject to any contractual or regulatory capital requirements. While some of our international operations are subject to government restrictions on the flow of capital into and out of their jurisdictions, these restrictions have not had a material impact on our operations or cash flows.

Financial instruments:

Our short-term investment objectives are to preserve principal and to maximize yields without significantly increasing risk, while at the same time not materially restricting our short-term access to cash.

The majority of our cash balances are held in U.S. dollars. We price the majority of our products in U.S. dollars and the majority of our materials costs are also denominated in U.S. dollars. However, a significant portion of our non-materials costs (including payroll, pensions, site costs and costs of locally sourced supplies and inventory) are denominated in various other currencies. As a result, we may experience foreign exchange gains or losses on translation or transactions due to currency fluctuations.

We have a foreign exchange risk management policy in place to govern our hedging activities. We do not enter into speculative trades. Our current hedging activity is designed to reduce the variability of our foreign currency costs where we have local manufacturing operations. We enter into foreign exchange forward contracts to hedge our cash flow exposures and foreign currency swaps to hedge our balance sheet exposures. Balance sheet hedges are based on our forecasts of the future position of net monetary assets or liabilities denominated in foreign currencies and, therefore, may not mitigate the full impact of any translation impacts in the future. There can be no assurance that our hedging transactions will be successful in mitigating our foreign exchange risk.

At March 31, 2018, we had foreign exchange forwards and swaps to trade U.S. dollars in exchange for the following currencies:

Currency	Contract amount in U.S. dollars (in millions)	Weighted average exchange rate of U.S. dollars	Maximum period in months	Fair value gain (loss) (in millions)
Canadian dollar	$241.6	$0.79	13	$(2.4)
Thai baht	78.9	0.03	12	3.4
Malaysian ringgit	51.6	0.24	12	3.1
Mexican peso	30.6	0.05	12	0.8
British pound	60.7	1.42	4	0.3
Chinese renminbi	70.9	0.15	12	2.4
Euro	34.5	1.24	12	0.2
Romanian leu	31.9	0.26	12	0.9
Singapore dollar	20.3	0.75	12	0.5
Other	4.5	—	1	—
Total	$625.5			$9.2

These contracts, which generally extend for periods of up to 12 months, will expire by the end of the second quarter of 2019. The fair value of the outstanding contracts at March 31, 2018 was a net unrealized gain of $9.2 million (December 31, 2017 — net unrealized gain of $10.3 million). The unrealized gains or losses are a result of fluctuations in foreign exchange rates between the date the currency forward or swap contracts were entered into and the valuation date at period end.

Financial risks:

We are exposed to a variety of risks associated with financial instruments and otherwise.

Currency risk: Due to the global nature of our operations, we are exposed to exchange rate fluctuations on our financial instruments denominated in various currencies. The majority of our currency risk is driven by operational costs, including income tax expense, incurred in local currencies by our subsidiaries. As part of our risk management program, we attempt to mitigate currency risk through a hedging program using forecasts of our anticipated future cash flows and balance sheet exposures denominated in foreign currencies. We enter into foreign exchange forward contracts and swaps, generally for periods up to 12 months, to lock in the exchange rates for future foreign currency transactions, which is intended to reduce the variability of our operating costs and future cash flows denominated in local currencies. While these contracts are intended to reduce the effects of fluctuations in foreign currency exchange rates, our hedging strategy does not mitigate the longer-term impacts of changes to foreign exchange rates. Although our functional currency is the U.S. dollar, currency risk on our income tax expense arises as we are generally required to file our tax returns in the local currency for each particular country in which we have operations. While our hedging program is designed to mitigate currency risk vis-à-vis the U.S. dollar, we remain subject to taxable foreign exchange impacts in our translated local currency financial results relevant for tax reporting purposes. We do not use derivative financial instruments for speculative purposes.

We cannot predict changes in currency exchange rates, the impact of exchange rate changes on our operating results, nor the degree to which we will be able to manage the impact of currency exchange rate changes. Such changes, including as a result of Brexit or other global events impacting currency exchange rates could materially adversely affect our business, results of operations and financial condition.

Interest rate risk: Borrowings under our credit facility bear interest at specified rates, plus specified margins (as described above). Our borrowings under this facility expose us to interest rate risk due to potential increases to the specified rates and margins. A one-percentage point increase in these rates would increase interest expense, based on outstanding borrowings of approximately $325 million as of April 20, 2018, by approximately $3.25 million annually. Based on our additional borrowings of $143 million to fund the Atrenne acquisition at current interest rates, our interest expense will increase from pre-acquisition amounts by approximately $1 million each quarter.

Credit risk: Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. We believe our credit risk of counterparty non-performance is relatively low, however, if a key supplier (or any company within such supplier's supply chain) or customer experiences financial difficulties or fails to comply with their contractual obligations, this could result in a financial loss to us. With respect to our financial market activities, we have adopted a policy of dealing only with credit-worthy counterparties to help mitigate the risk of financial loss from defaults. We monitor the credit risk of the counterparties with whom we conduct business, through a combined process of credit rating reviews and portfolio reviews. To attempt to mitigate the risk of financial loss from defaults under our foreign currency forward exchange contracts and swaps, our contracts are held by counterparty financial institutions, each of which had at March 31, 2018 a Standard and Poor’s rating of A-2 or above. In addition, we maintain cash and short-term investments in highly rated investments or on deposit with major financial institutions. Each financial institution with which we have our A/R sales program and the supplier financing program had a Standard and Poor’s short-term rating of A-2 or above and a long-term rating of A- or above at March 31, 2018. Each financial institution from which annuities have been purchased for the defined benefit component of our Canadian pension plan had an A.M. Best or Standard and Poor’s long-term rating of A- or above at March 31, 2018. In addition, the financial institutions from which annuities have been purchased for the defined benefit component of our U.K. pension plans are governed by local regulatory bodies.

We also provide unsecured credit to our customers in the normal course of business. From time to time, we extend the payment terms applicable to certain customers, and/or provide longer payment terms to new customers or with respect to new programs. If this becomes more prevalent, it could adversely impact our working capital requirements, and increase our financial exposure and credit risk. We attempt to mitigate customer credit risk by monitoring our customers’ financial condition and performing ongoing credit evaluations as appropriate. In certain instances, we may obtain letters of credit or other forms of security from our customers. We may also purchase credit insurance from a financial institution to reduce our credit exposure to certain customers. We consider credit risk in determining our allowance for doubtful accounts and we believe our allowances, as adjusted from time to time, are adequate.

Liquidity risk: Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable, accrued and other current liabilities and provisions are due within 90 days. We believe that cash flow from operating activities, together with cash on hand, cash from the sale of A/R, and borrowings available under our Revolving Facility and intraday and overnight bank overdraft facilities are sufficient to fund our currently anticipated financial obligations.

See note 21 to our 2017 audited consolidated financial statements for further details.

Related Party Transactions
     Onex Corporation (Onex) beneficially owns or controls, directly or indirectly, all of our outstanding multiple voting shares. Accordingly, Onex has the ability to exercise significant influence over our business and affairs and generally has the power to determine all matters submitted to a vote of our shareholders where the subordinate voting shares and multiple voting shares vote together as a single class. Mr. Gerald Schwartz, the Chairman of the Board, President and Chief Executive Officer of Onex, and one of our directors until December 31, 2016, indirectly owns shares representing the majority of the voting rights of Onex.
In January 2009, we entered into a Services Agreement with Onex for the services of Mr. Schwartz as a director of Celestica, pursuant to which Onex received compensation for such services. The initial term of this agreement was one year and it automatically renews for successive one-year terms unless either party provides a notice of intent not to renew. In connection with the retirement of Mr. Schwartz from our Board of Directors as of December 31, 2016, and the appointment of Mr. Tawfiq Popatia (also an officer of Onex) as his replacement effective January 1, 2017, the Services Agreement was amended as of such date to replace all references to Mr. Schwartz therein with references to Mr. Popatia, and to increase the annual fee payable to Onex thereunder from $200,000 per year to $235,000 per year (to be consistent with current annual Board retainer fees), payable in DSUs in equal quarterly installments in arrears. The Services Agreement terminates automatically and the rights of Onex to receive compensation (other than accrued and unpaid compensation) will terminate (a) 30 days after the first day on which Onex ceases to hold at least one multiple voting share of Celestica or any successor company or (b) the date Mr. Popatia ceases to be a director of Celestica for any reason.

Also see discussion in “Cash requirements” above for a description of the Property Sale Agreement (and lease arrangements) with respect to our real property located in Toronto, Ontario (which includes our corporate headquarters and our Toronto manufacturing operations). Approximately 30% of the interests in the Property Purchaser are to be held by a privately-held company in which Mr. Schwartz has a material interest. Mr. Schwartz also has a non-voting interest in an entity which is to have an approximate 25% interest in the Property Purchaser.

Outstanding Share Data

As of April 20, 2018, we had 120,951,016 outstanding subordinate voting shares and 18,600,193 outstanding multiple voting shares. As of such date, we also had 369,458 outstanding stock options, 3,677,055 outstanding RSUs, 3,226,505 outstanding PSUs (assuming vesting of 100% of the target amount granted (amounts that will vest range from 0% to 200% of the target amount granted)), and 1,495,284 outstanding DSUs; each vested option or unit entitling the holder thereof to receive one subordinate voting share (or in certain cases, cash) pursuant to the terms thereof (subject to certain time or performance-based vesting conditions).

Controls and Procedures

Evaluation of disclosure controls and procedures:

Our management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act) designed to ensure that information we are required to disclose in the reports that we file or submit under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the U.S. Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision of and with the participation of management, including our principal executive officer and principal financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2018. Based on that evaluation, our principal executive officer and principal financial officer have concluded that, as of March 31, 2018, our disclosure controls and procedures are effective to meet the requirements of Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. Due to inherent limitations in all such systems, no evaluation of controls can provide absolute assurance that all control issues within a company have been detected. Accordingly, our disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the objectives of our disclosure control system are met.

Changes in internal control over financial reporting:

We did not identify any change in our internal control over financial reporting in connection with our evaluation thereof that occurred during the quarter ended March 31, 2018 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Although we implemented certain changes to our business processes, systems and controls in preparation for the adoption of new accounting standards, IFRS 15 (Revenue from Contracts with Customers) and IFRS 9 (Financial Instruments), no significant changes were made to our internal control over financial reporting due to the adoption of these standards.

Management’s report on internal control over financial reporting:

Reference is made to our Management’s Report on Internal Control over Financial Reporting on page F-1 of our Annual Report on Form 20-F for the year ended December 31, 2017. Our auditors, KPMG LLP, an independent registered public accounting firm, have issued an audit report on our internal control over financial reporting as of December 31, 2017. This report appears on page F-2 of such Annual Report.

Unaudited Quarterly Financial Highlights (in millions, except percentages and per share amounts):

	2016*			2017**				2018
	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter
Revenue	$1,485.5	$1,554.0	$1,623.7	$1,482.1	$1,557.6	$1,532.8	$1,570.2	$1,499.7
Gross profit %	7.5%	7.1%	6.9%	6.9%	7.0%	6.9%	6.5%	6.2%
Net earnings	$36.2	$53.6	$20.9	$22.5	$34.6	$34.8	$13.6	$14.1
Weighted average # of basic shares	142.1	140.8	140.9	142.1	143.4	143.7	143.3	142.2
Weighted average # of diluted shares	144.1	143.0	143.4	144.0	145.5	145.7	145.5	143.5
# of shares outstanding	140.7	140.8	140.9	143.2	143.6	143.7	141.8	139.6
IFRS EPS:
basic	$0.25	$0.38	$0.15	$0.16	$0.24	$0.24	$0.09	$0.10
diluted	$0.25	$0.37	$0.15	$0.16	$0.24	$0.24	$0.09	$0.10

* 2016 quarterly results have not been restated under IFRS 15, however, as required by the standard, comparatives for the full year 2016, as well as January 1, 2016 and December 31, 2016 (set forth in "Critical Accounting Policies and Estimates" above) have been restated, as such results will be presented in our 2018 audited annual consolidated financial statements.
** 2017 quarterly results have been restated to reflect the adoption of IFRS 15.

Comparability quarter-to-quarter:

The quarterly data reflects the following: none of the quarters of 2016 have been restated to reflect the adoption of IFRS 15; the fourth quarters of 2016 and 2017 include the results of our annual impairment testing of goodwill, intangible assets and property, plant and equipment; and all quarters have been impacted by our restructuring actions. The amounts attributable to these items vary from quarter-to-quarter.

First quarter 2018 compared to fourth quarter 2017:

Revenue of $1.50 billion for the first quarter of 2018 decreased 4% compared to the fourth quarter of 2017, primarily due to $90.3 million in lower CCS segment revenues, offset in part by $19.8 million in higher revenue from our ATS segment in the first quarter of 2018. Compared to the previous quarter, revenue dollars from our CCS segment decreased 9%, primarily due to lower demand, in part due to seasonal demand reductions from certain of our customers in our communications and storage businesses. These decreases were offset in part by a 4% revenue increase in our ATS segment compared to the prior quarter, primarily due to continued strong demand in our semiconductor business. Gross profit for the first quarter of 2018 decreased to 6.2% compared to 6.5% in the fourth quarter of 2017, primarily as a result of lower revenue impacting our CCS segment. CCS segment income for the first quarter of 2018 was $16.8 million (1.7% of CCS segment revenue) compared to $23.2 million (2.2% of CCS segment revenue) for the fourth quarter of 2017 primarily as a result of lower sequential revenue. ATS segment income for the first quarter of 2018 of $27.9 million (5.2% of ATS segment revenue) was relatively flat compared to the fourth quarter of 2017, as higher profits from our semiconductor and aerospace and defense businesses were offset by lower performance in our industrial business. Net earnings for the first quarter of 2018 of $14.1 million were relatively flat compared to the previous quarter, as the decrease in gross profit (as noted above) was offset by $6.3 million of lower restructuring charges in the first quarter of 2018.

Selected first quarter 2018 IFRS results:

Actual
IFRS revenue (in billions)	$1.50
IFRS EPS (diluted)*	$0.10
IFRS earnings before income taxes as a % of revenue	1.3%

* IFRS EPS for the first quarter of 2018 included an aggregate charge of $0.14 (pre-tax) per share for employee stock-based compensation expense, amortization of intangible assets (excluding computer software), Toronto transition costs (described below), and restructuring charges. This aggregate charge is within the range we provided on January 24, 2018 of an aggregate charge of between $0.14 to $0.20 per share for these items.

First quarter 2018 actual compared to guidance provided on January 24, 2018:

	Q1 2018
	Guidance	Actual
IFRS revenue (in billions)	$1.425 to $1.525	$1.50
Non-IFRS operating margin	3.0% at the mid-point of our expectations	3.0%
Non-IFRS adjusted SG&A (in millions)	$45.0 to $47.0	$47.0
Non-IFRS adjusted EPS (diluted)	$0.20 to $0.26	$0.24

For the first quarter of 2018, our revenue and non-IFRS adjusted EPS were within our guidance ranges. Our non-IFRS operating margin was 3.0% for the first quarter of 2018. Our non-IFRS adjusted effective tax rate for the first quarter of 2018 was 18%. We expect our non-IFRS adjusted 2018 annual effective tax rate to be between 17% and 19%.

Our guidance includes a range for adjusted EPS (which is a non-IFRS measure and is defined below). Management considers non-IFRS adjusted EPS to be an important measure for investors to understand our core operating performance. A reconciliation of non-IFRS adjusted net earnings to IFRS net earnings is set forth below.

Non-IFRS measures:

Management uses adjusted net earnings and the other non-IFRS measures described herein (i) to assess operating performance and the effective use and allocation of resources, (ii) to provide more meaningful period-to-period comparisons of operating results, (iii) to enhance investors’ understanding of the core operating results of our business, and (iv) to set management incentive targets. We believe the non-IFRS measures we present herein are useful to investors, as they enable investors to evaluate and compare our results from operations in a more consistent manner (by excluding specific items that we do not consider to be reflective of our ongoing operating results), to evaluate cash resources that we generate each period, and to provide an analysis of operating results using the same measures our chief operating decision makers use to measure performance. In addition, management believes that the use of a non-IFRS adjusted tax expense and a non-IFRS adjusted effective tax rate provides improved insight into the tax effects of our ongoing business operations, and is useful to management and investors for historical comparisons and forecasting. These non-IFRS financial measures result largely from management’s determination that the facts and circumstances surrounding the excluded charges or recoveries are not indicative of the ordinary course of the ongoing operation of our business.

We believe investors use both IFRS and non-IFRS measures to assess management’s past, current and future decisions associated with our priorities and our allocation of capital, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact our core operations.

In addition to cash cycle days (including the components thereof) and inventory turns (each described under the caption “Other Performance Indicators” above), which have no defined meanings under IFRS, we use the following non-IFRS measures: adjusted gross profit, adjusted gross margin (adjusted gross profit as a percentage of revenue), adjusted SG&A, adjusted SG&A as a percentage of revenue, operating earnings (adjusted EBIAT), operating margin (operating earnings as a percentage of revenue), adjusted net earnings, adjusted EPS, adjusted ROIC, free cash flow, adjusted tax expense and adjusted effective tax rate. Adjusted EBIAT, adjusted ROIC, free cash flow, adjusted tax expense and adjusted effective tax rate are further described in the tables below. In calculating these non-IFRS financial measures, management excludes the following items, where applicable: employee stock-based compensation expense, amortization of intangible assets (excluding computer software), restructuring and other charges, net of recoveries (including Toronto transition costs (recoveries), described below), other solar charges (described below), and the write-down of goodwill, intangible assets and property, plant and equipment, all net of the associated tax adjustments (which are set forth in the table below), and deferred tax write-offs/costs or recoveries associated with restructuring actions or restructured sites.

Non-IFRS measures do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Non-IFRS measures are not measures of performance under IFRS and should not be considered in isolation or as a substitute for any standardized measure under IFRS. The most significant limitation to management’s use of non-IFRS financial measures is that the charges or credits excluded from the non-IFRS measures are nonetheless charges or credits that are recognized under IFRS and that have an economic impact on us. Management compensates for these limitations primarily by issuing IFRS results to show a complete picture of our performance, and reconciling non-IFRS results back to IFRS results.

The economic substance of these exclusions and management’s rationale for excluding them from non-IFRS financial measures is provided below:

Employee stock-based compensation expense, which represents the estimated fair value of stock options, RSUs and PSUs granted to employees, is excluded because grant activities vary significantly from quarter-to-quarter in both quantity and fair value. In addition, excluding this expense allows us to better compare core operating results with those of our competitors who also generally exclude employee stock-based compensation expense in assessing their operating performance, who may have different granting patterns and types of equity awards, and who may use different valuation assumptions than we do.

Amortization charges (excluding computer software) consist of non-cash charges against intangible assets that are impacted by the timing and magnitude of acquired businesses. Amortization of intangible assets varies among our competitors, and we believe that excluding these charges permits a better comparison of core operating results with those of our competitors who also generally exclude amortization charges in assessing operating performance.

Restructuring and other charges, net of recoveries, include costs relating to employee severance, lease terminations, site closings and consolidations, write-downs of owned property and equipment which are no longer used and are available for sale, reductions in infrastructure, Toronto transition costs (recoveries) (discussed below), acquisition-related consulting, transaction and integration costs, and legal settlements (recoveries). We exclude restructuring and other charges, net of recoveries, because we believe that they are not directly related to ongoing operating results and do not reflect expected future operating expenses after completion of these activities. We believe these exclusions permit a better comparison of our core operating results with those of our competitors who also generally exclude these charges, net of recoveries, in assessing operating performance.

Restructuring and other charges, net of recoveries, also includes Toronto transition costs (recoveries), which are costs (recoveries) recorded in connection with the sale of our Toronto real property, the relocation of our existing Toronto manufacturing operations, the move of our corporate headquarters to a temporary location while space in a new office building for such headquarters at our current location (to be built by, and which we intend to lease from, the purchasers of our Toronto real property) is under construction, as well as the move to such new office space upon its completion. Toronto transition costs consist of direct relocation costs, duplicate costs (such as rent expense, utility costs, depreciation charges, and personnel costs) incurred during the transition period, as well as cease-use costs incurred in connection with idle or vacated portions of the relevant premises that we would not have incurred but for these relocations. Toronto transition recoveries will consist of amounts received from the purchasers of the Toronto real property or gains we record in connection with its sale, if consummated. We believe that excluding these costs and recoveries permits a better comparison of our core operating results from period-to-period, as these costs will not reflect our ongoing operations once these relocations are complete.

Other solar charges, consisting of non-cash charges to further write down the carrying value of our then-remaining solar panel inventory and the write-down of solar accounts receivable (A/R) (primarily as a result of a solar customer's bankruptcy) to estimated recoverable amounts, were recorded in the second quarter of 2017 through cost of sales and SG&A expenses, respectively. Both of these impairment charges, which were identified during the wind down phase of our solar operations after our decision to exit the solar panel manufacturing business, are excluded as they pertain to a business we have exited, and we therefore believe they are no longer directly related to our ongoing core operating results. Although we recorded significant impairment charges to write down our solar panel inventory in the third quarter of 2016, those charges were not excluded in the determination of our non-IFRS financial measures for such period, as we were then still engaged in the solar panel manufacturing business. In connection with this wind-down, we also recorded net non-cash impairment charges to write down the carrying value of our solar panel manufacturing equipment held for sale to its estimated sales value less costs to sell, which we recorded through other charges during 2017.
Impairment charges, which consist of non-cash charges against goodwill, intangible assets and property, plant and equipment, result primarily when the carrying value of these assets exceeds their recoverable amount. Our competitors may record impairment charges at different times, and we believe that excluding these charges permits a better comparison of our core operating results with those of our competitors who also generally exclude these charges in assessing operating performance.

Deferred tax write-offs/costs or recoveries associated with restructuring actions or restructured sites are excluded, as we believe that these write-offs/costs or recoveries do not reflect core operating performance and vary significantly among those of our competitors who also generally exclude these costs or recoveries in assessing operating performance.

The following table sets forth, for the periods indicated, the various non-IFRS measures discussed above, and a reconciliation of IFRS to non-IFRS measures, (in millions, except percentages and per share amounts):

	Three months ended March 31
	2017		2018
		% of		% of
		revenue		revenue
IFRS revenue	$1,482.1		$1,499.7

IFRS gross profit	$102.5	6.9%	$93.5	6.2%
Employee stock-based compensation expense	5.1		5.1
Non-IFRS adjusted gross profit	$107.6	7.3%	$98.6	6.6%

IFRS SG&A	$53.7	3.6%	$52.3	3.5%
Employee stock-based compensation expense	(5.9)		(5.3)
Non-IFRS adjusted SG&A	$47.8	3.2%	$47.0	3.1%

IFRS earnings before income taxes	$30.5	2.1%	$19.4	1.3%
Finance costs	2.6		3.3
Employee stock-based compensation expense	11.0		10.4
Amortization of intangible assets (excluding computer software)	1.5		1.1
Net restructuring, impairment and other charges (recoveries) (1)	7.6		10.5
Non-IFRS operating earnings (adjusted EBIAT) (1)	$53.2	3.6%	$44.7	3.0%

IFRS net earnings	$22.5	1.5%	$14.1	0.9%
Employee stock-based compensation expense	11.0		10.4
Amortization of intangible assets (excluding computer software)	1.5		1.1
Net restructuring, impairment and other charges (recoveries) (1)	7.6		10.5
Adjustments for taxes (2)	(0.8)		(2.2)
Non-IFRS adjusted net earnings	$41.8		$33.9

Diluted EPS
Weighted average # of shares (in millions)	144.0		143.5
IFRS earnings per share	$0.16		$0.10
Non-IFRS adjusted earnings per share	$0.29		$0.24
# of shares outstanding at period end (in millions)	143.2		139.6

IFRS cash provided by (used in) operations	$35.6		$(5.4)
Purchase of property, plant and equipment, net of sales proceeds	(24.9)		(13.7)
Finance lease payments	(1.5)		(11.8)
Repayments from former solar supplier	6.8		—
Finance costs paid	(2.5)		(3.2)
Non-IFRS free cash flow (3)	$13.5		$(34.1)

IFRS ROIC % (4)	11.1%		6.3%
Non-IFRS adjusted ROIC % (4)	19.3%		14.4%

(1)    Management uses non-IFRS operating earnings (adjusted EBIAT) as a measure to assess performance related to our core operations. Non-IFRS adjusted EBIAT is defined as earnings before finance costs (consisting of interest and fees related to our credit facility, our accounts receivable sales program, and a customer's supplier financing program), amortization of intangible assets (excluding computer software) and income taxes. Non-IFRS adjusted EBIAT also excludes, in periods where such charges have been recorded, employee stock-based compensation expense, restructuring and other charges (recoveries), including acquisition-related consulting, transaction and integration costs and Toronto transition costs (recoveries), impairment charges (recoveries), other solar charges (second quarter of 2017), and refund interest income with respect to amounts previously held on account with Canadian tax authorities (accrued in the third and fourth quarters of 2016). During the first quarter of 2018, we recorded $1.7 million of Toronto transition costs which are reported under other charges (no such costs were recorded during the first quarter of 2017). We expect these costs to continue into 2019.

(2)  The adjustments for taxes, as applicable, represent the tax effects on our non-IFRS adjustments and tax write-offs/costs or recoveries related to restructured sites (described below).

The following table sets forth a reconciliation of our IFRS tax expense and IFRS effective tax rate to our non-IFRS adjusted tax expense and our non-IFRS adjusted effective tax rate for the periods indicated, in each case determined by excluding the tax benefits or costs associated with the listed items (in millions, except percentages) from our IFRS tax expense for such periods:

	Three months ended
	March 31
	2017	Effective tax rate	2018	Effective tax rate
IFRS tax expense and IFRS effective tax rate	$8.0	26%	$5.3	27%

Tax costs (benefits) of the following items excluded from IFRS tax expense:
Employee stock-based compensation	0.2		0.4
Amortization of Intangible assets (excluding computer software)	—		—
Net restructuring, impairment and other charges	0.4		(0.1)
Other charges related to restructured sites	0.2		1.9

Non-IFRS adjusted tax expense and Non-IFRS adjusted effective tax rate	$8.8	17%	$7.5	18%

(3)   Management uses non-IFRS free cash flow as a measure, in addition to IFRS cash provided by (used in) operations, to assess our operational cash flow performance. We believe non-IFRS free cash flow provides another level of transparency to our liquidity. Non-IFRS free cash flow is defined as cash provided by (used in) operations after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property), finance lease payments, repayments from a former solar supplier, and finance costs paid. As a measure of liquidity, we intend to include any amounts we receive from the sale of our Toronto real property, if consummated, in non-IFRS free cash flow in the period of receipt. Note that non-IFRS free cash flow, however, does not represent residual cash flow available to Celestica for discretionary expenditures.

(4)   Management uses non-IFRS adjusted ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers, by quantifying how well we generate earnings relative to the capital we have invested in our business. Our non-IFRS adjusted ROIC measure reflects non-IFRS operating earnings, working capital management and asset utilization. Non-IFRS adjusted ROIC is calculated by dividing non-IFRS adjusted EBIAT by average net invested capital. Net invested capital (calculated in the table below) consists of the following IFRS measures: total assets less cash, accounts payable, accrued and other current liabilities and provisions, and income taxes payable. We use a two-point average to calculate average net invested capital for the quarter. A comparable measure under IFRS would be determined by dividing IFRS earnings before income taxes by net invested capital (which we have set forth in the charts above and below), however, this measure (which we have called IFRS ROIC), is not a measure defined under IFRS.

The following table sets forth, for the periods indicated, our calculation of IFRS ROIC % and non-IFRS adjusted ROIC % (in millions, except IFRS ROIC % and non-IFRS adjusted ROIC %):

	Three months ended
	March 31
	2017	2018
IFRS earnings before income taxes	$30.5	$19.4
Multiplier to annualize earnings	4	4
Annualized IFRS earnings before income taxes	$122.0	$77.6

Average net invested capital for the period	$1,102.7	$1,241.3

IFRS ROIC % (1)	11.1%	6.3%

	Three months ended
	March 31
	2017	2018
Non-IFRS operating earnings (adjusted EBIAT)	$53.2	$44.7
Multiplier to annualize earnings	4	4
Annualized non-IFRS adjusted EBIAT	$212.8	$178.8

Average net invested capital for the period	$1,102.7	$1,241.3

Non-IFRS adjusted ROIC % (1)	19.3%	14.4%

	December 31 2017	March 31 2018
Net invested capital consists of:
Total assets	$2,964.2	$2,976.0
Less: cash	515.2	435.7
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,228.6	1,278.1
Net invested capital at period end (1)	$1,220.4	$1,262.2

	December 31 2016	March 31 2017
Net invested capital consists of:
Total assets	$2,841.9	$2,833.5
Less: cash	557.2	558.0
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,189.7	1,165.2
Net invested capital at period end (1)	$1,095.0	$1,110.3

(1)     See footnote 4 of the previous table.